ANNUAL INFORMATION FORM

Year ended December 31, 2016

March 20, 2017

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Unless otherwise stated or the context requires otherwise, references in this Annual Information Form (“AIF”) to the “Company”, “Timmins”, “we”, “us” or “our” refer to Timmins Gold Corp. and its subsidiaries on a consolidated basis.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF may constitute “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements with respect to project development risks and estimated future production and cash costs, future trends, plans, strategies, objectives and expectations, including with respect to costs, capital requirements, availability of financing, production, exploration and reserves and resources, projected production at the Company’s San Francisco Property and Ana Paula Project, including estimated internal rate of return and projected production, exploitation activities and potential, and future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is developed. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. All statements and information other than statements of historical fact may be forward-looking statements.

These forward-looking statements are based on a number of assumptions, including: the successful completion of development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource, grade, mine life, cash cost, net present value and internal rate of return estimates and other assumptions, projections and estimates made in the technical reports for the San Francisco Property and the Ana Paula Project; that mineral resources can be developed as planned; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labor disputes, flooding, ground instability, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; and changes in laws, rules and regulations applicable to the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements due to the inherent uncertainty thereof. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this AIF include, but are not limited to: decreases in the price of gold; competition with other companies with greater financial and human resources and technical facilities; risks associated with doing business in Mexico; maintaining compliance with governmental regulations and expenses associated with such compliance; ability to hire, train, deploy and manage qualified personnel in a timely manner; ability to obtain or renew required government permits; failure to discover new reserves, maintain or enhance existing reserves or develop new operations; risks and hazards associated with exploration and mining operations; accessibility and reliability of existing local infrastructure and availability of adequate infrastructures in the future; environmental regulation; land reclamation requirements; ownership of, or control over, the properties on which the Company operates; maintaining existing property rights or obtaining new rights; inherent uncertainties in the process of estimating mineral reserves and resources; reported reserves and resources may not accurately reflect the economic viability of the Company’s properties; uncertainties in estimating future mine production and related costs; risks associated with expansion and development of mining properties; currency exchange rate fluctuations; directors’ and officers’ conflicts of interest; inability to access additional capital; problems integrating new acquisitions and other problems with strategic transactions; legal proceedings; uncertainties related to the repatriation of funds from foreign subsidiaries; no dividend payments; volatile share price; negative research reports or analyst’s downgrades and dilution; and other factors contained in the section entitled “Risk Factors” in this AIF.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in this AIF if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

MINERAL RESERVE AND RESOURCE ESTIMATES AND NOTICE TO U.S. READERS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. We report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated. References in this AIF to “dollars” or “$” are to United States dollars. References in this AIF to “C$” are to Canadian dollars. The following table sets forth the value of the Canadian dollar expressed in United States dollars on December 31 of each year and the average, high and low exchange rates during the year indicated based on the noon rate of exchange as reported by the Bank of Canada:

Canadian Dollars into United States Dollars	2016	2015	2014

Closing	0.7448	0.7225	0.8620

Average	0.7548	0.7820	0.8985

High	0.7972	0.8527	0.9422

Low	0.6854	0.7148	0.8589

CORPORATE STRUCTURE

Timmins Gold Corp. was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005.

The Company’s head office and its registered and records office are located at Suite 615 – 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The Company’s head office in Mexico is located at Blvd. Solidaridad #335 A, Local 3, Col Las Palmas, Hermosillo, Sonora, Mexico, 83270. The Company also maintains a field office at the San Francisco Property (as defined under “General Development of the Business – Overview” below), near Estacion Llano, Sonora.

The Company has five subsidiaries: Timmins Goldcorp Mexico, S.A. de C.V. (“Timmins Mexico”), Molimentales del Noroeste, S.A. de C.V. (“Molimentales”), Newstrike Capital Inc. (“Newstrike”), Aurea Mining Inc. (“Aurea”) and Minera Aurea, S.A. de C.V. (“Minera”). All subsidiaries are wholly owned except for nominal shareholders holding one share in each of the Mexican subsidiaries. Timmins Mexico was incorporated pursuant to the laws of Mexico on March 23, 2005 and is the entity through which the Company conducts its Mexican operations, except for its operations in Guerrero, Mexico. Molimentales was acquired on March 20, 2007, and was incorporated pursuant to the laws of Mexico for the principal purpose of holding the mineral concessions and infrastructure that constitute the San Francisco open pit gold mine. In February 2015 the Company acquired all of the outstanding shares of Newstrike. Newstrike was incorporated pursuant to the Business Corporations Act (Alberta) on November 7, 2000 under the name “Erez Inc.”. The name was changed to MCS Global Corp. on June 20, 2003. On April 21, 2006 MCS Global Corp. continued to British Columbia under the Business Corporations Act (British Columbia) and changed its name to “Newstrike Capital Inc.” on May 5, 2006. In 2008 Newstrike, acquired all of the outstanding shares of Aurea. Aurea was incorporated pursuant to the Business Corporations Act (British Columbia). Aurea holds all but one of the outstanding shares of Minera which was incorporated pursuant to the laws of Mexico on March 22, 2004. Minera owns the Ana Paula gold project in Guerrero, Mexico.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties, primarily in Mexico. The Company owns and operates the San Francisco open pit gold mine (the “San Francisco Mine”), which together with the associated La Chicharra open pit gold mine, and additional exploration claims in and around the mines (collectively, the “San Francisco Property”) consists of approximately 33,146 hectares (“ha”) of surface area in the state of Sonora, Mexico. On May 26, 2015, the Company completed the acquisition of Newstrike, owner of the Ana Paula property in the state of Guerrero, Mexico (the “Ana Paula Project”). The Company’s goal is to become a Mexican-focused intermediate gold producer.

Three Year History

Recent Developments

Effective February 1, 2017 Greg McCunn was appointed CEO of the Company replacing Interim CEO Mark Backens. Mr. McCunn also joined the Company’s board of directors.

2014

On February 11, 2014, the Company closed a bought deal offering of 18,920,000 common shares of the Company (including 2,250,000 common shares issued pursuant to the partial exercise of the underwriters’ over-allotment option), at a price of C$1.50 per common share for aggregate gross proceeds of C$28,380,000. The common shares were issued in a public offering in certain provinces of Canada pursuant to a short form prospectus dated February 4, 2014 filed with certain Canadian securities regulators, and were underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and including BMO Nesbitt Burns Inc., TD Securities Inc., GMP Securities L.P., National Bank Financial Inc., Scotia Capital Inc. and PI Financial Corp.

During 2014, the Company carried out an exploration drilling program adjacent to and below the San Francisco pit and also completed a regional program. The Company completed approximately 2,100 m in 20 diamond drill (core) holes evaluating the area immediately south of the current pit. The drilling was designed to evaluate whether the orogenic nature of the deposit may provide the potential for the discovery of high grade feeders. Previous drill results combined with this follow-up work done in 2014 indicated the potential for high grade structures proximal to and down dip of the existing pit.

The Company also completed approximately 9,000 m of drilling in 73 reverse circulation (“RC”) holes at various locations throughout the pit. These holes were designed to provide additional information to support operations and also to test areas where prior positive drill results warranted follow-up drilling. Results identified that there was potential for improvements in grade adjacent to existing operations.

In 2014, the Company also completed a regional drill program on the North Trend, a cluster of high priority targets 2-8 kilometers (“km”) north of the San Francisco Property. The program consisted of approximately 25,000 m in a combination of core, RC and rotary air blast drilling on the North Trend identified by previous prospecting and exploration. The drill program met its objective of identifying potential deposits similar to San Francisco or La Chicharra that could act as a satellite pit to the existing operations.

In December 2014, the Company announced that it had entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) among Goldgroup Mining Inc. (“Goldgroup”), Candymin S.A. de C.V., Minera Cardel S.A. de C.V. (each a subsidiary of Goldgroup) and Molimentales to purchase 100% of the Caballo Blanco Project, for total consideration of $10,000,000 in cash and 16,065,000 common shares of the Company. The Company also agreed to pay to Goldgroup a contingent payment of an additional $5,000,000 in certain circumstances.

2015

In 2015, the Company drifted into underground veins parallel to the south wall of the San Francisco pit. The drift was part of a pilot phase designed to test mining and processing of the underground ore. Previous drilling had delineated three mineralized veins near the south wall of the San Francisco pit located within 50 to 100 m of the current south pit wall. The pilot phase involved drifting 90 m into the south wall of the pit to access the veins followed by 200 m of lateral drifting to extract a bulk sample of ore. The pilot phase allowed the Company to test ground conditions, mining costs, grade and metallurgical recovery of the underground ore. The program was put on hold in Q3 of 2015 due to the depressed gold price. The program provided useful information. The Company continues to evaluate the underground potential at the San Francisco Property, however it is not a priority at this time.

On May 26, 2015, the Company completed a plan of arrangement (“Arrangement”) with Newstrike, owner of the Ana Paula Project, pursuant to which the Company acquired all of the issued and outstanding common shares of Newstrike by way of a court approved plan of arrangement. Under the terms of the Arrangement, Newstrike shareholders received 0.9 of a common share (“Exchange Ratio”) and C$0.0001 in cash for each Newstrike common share (a “Newstrike Share”). In addition, each outstanding option to purchase a Newstrike Share was exchanged for an option to purchase a common share of the Company, based upon the Exchange Ratio.

In July 2015, the Company commenced a drill program at its Ana Paula Project designed to confirm the drilling of previous owners and carry out select infill drilling. The program consisted of 2,000 m in ten core holes. The results of this drilling were consistent with those from previous drill programs and helped to increase the confidence of the block model via increased drill density at the core of the deposit.

On October 6, 2015, the Company’s employment agreement with Bruce Bragagnolo ended. Mr. Bragagnolo resigned as a director of the Company and was replaced by Mark Backens as Interim CEO.

On November 2, 2015, the Company acquired a process plant and select auxiliary equipment (“Plant”) used by Goldcorp Inc. (“Goldcorp”) in the operation of its El Sauzal Mine in Chihuahua, Mexico (“Plant Acquisition”). The El Sauzal Mine was operational until December 2014 when Goldcorp began its closure. The Plant was acquired by the Company for future use at the Ana Paula Project.

The total purchase price of C$8,000,000 consisted of the following:

a.	C$1,000,000 in cash paid on closing;

b.	C$3,000,000 which was satisfied by the issuance of 10 million shares in the capital of the Company at a price of C$0.30 per share on closing; and

c.	C$4,000,000 in cash payable to Goldcorp one year from closing.

The closing of the Plant Acquisition was subject to, among other things, the completion of a C$6,000,000 investment by Goldcorp in the Company by way of a non-brokered private placement of 20 million units of the Company ("Private Placement") at a price of C$0.30 per unit. Each unit consisted of one share and one half of a Warrant, each whole Warrant being exercisable for a term of 24 months into a common share of the Company at a price of C$0.35 per share. The Warrants are subject to an accelerated exercise period of 10 days if the Company's closing share price meets or exceeds C$0.60 per share for 20 consecutive trading days. As a result of the Plant Acquisition and Private Placement, Goldcorp, upon closing of both transactions, held approximately 9.9% of the Company’s issued and outstanding common shares on an undiluted basis. During the fourth quarter of 2015 the demobilization of the El Sauzal Mine began and approximately 15% of the total demobilization was complete by December 31, 2015.

On November 2, 2015, the Company announced that, assuming the gold price retained in its then current range over the next year, open pit operations would cease at the San Francisco Mine in the second half of 2016, at which point the mine would be placed on care and maintenance. Heap leach operations would continue through early 2017. Full operations could then resume if and when gold prices returned to higher levels. The focus of the 2016 mine-out was to mine the highest margin ounces to maximize free cash flow during that period.

On December 31, 2015, the Company announced that it had agreed to an extension to January 31, 2016 of its existing $10,220,000 credit facility with Sprott Resource Lending Partnership (“Sprott”) and Morgan Stanley Capital Group Inc. In consideration of the extension, the Company paid a fee to Sprott as administrative agent in the amount of $150,000. On January 26, 2016, the credit facility was amended to replace Morgan Stanley Capital Group Inc. with Goldcorp (together with Sprott the “Lenders”) and to extend the maturity date to June 30, 2016. Interest was payable monthly at the rate of 12% per annum. In consideration of the re-financing the Company paid a $408,901 bonus to the Lenders. The bonus was payable in cash or shares at the option of each Lender, in relation to its proportion of the credit facility, on the earlier of the repayment and June 30, 2016.

2016

In June 2016, the Company repaid its $10,220,000 credit facility with the Lenders. A cash bonus of $204,450 was paid to Sprott and a cash bonus of $70,416 was paid and 550,000 common shares were issued to Goldcorp pursuant to the terms of the credit agreement.

The Company repaid its C$2,000,000 loan from Zebra Holdings and Investments S.à.r.l. and Lorito Holdings S.à.r.l. in June 2016.

In June 2016 the Company completed the demobilization of the El Sauzal Mine acquired in September, 2015. The final C$4,000,000 payment to Goldcorp was made in October, 2016 in accordance with the terms of the agreement.

Darren Prins resigned as Chief Financial Officer of the Company in June, 2016.

On July 20, 2016, the Company completed the sale of the Caballo Blanco Project in Veracruz, Mexico (which the Company originally acquired in December 2014) to Candelaria Mining Corp. Consideration for the sale was $12,500,000 cash and the assumption of the $5,000,000 contingent payment.

In August 2016, the Company announced a new mine plan for its San Francisco Mine which included extended operations into 2023.

In August 2016, the Company announced the commencement of pre-construction activities at the Ana Paula Project including feasibility work, infill drilling, metallurgical test-work and environmental baseline and permitting activities.

The estimated budget for the pre-construction program is approximately $9,200,000 and includes:

(a)

$2,200,000 - Drilling, including soil sampling and trenching; 10,000 meters of core drilling for resource definition, 2,000 meters of core drilling for geotechnical work, and 4,000 meters of reverse circulation (“RC”) drilling for condemnation;

(b)	$3,400,000 - Feasibility work program; and,

(c)	$3,600,000 - Environmental studies and construction permits.

On November 30, 2016, the Company closed a bought deal offering of 36,400,000 units of the Company (the “Units”), at a price C$0.55 per Unit for gross proceeds to the Company of approximately C$20,000,000. The Units were issued in a public offering in all of the provinces of Canada, other than Québec, pursuant to a short form prospectus dated November 28, 2016. The financing was underwritten by a syndicate of underwriters led by National Bank Financial Inc. and RBC Capital Markets and included BMO Nesbitt Burns Inc., PI Financial Inc., Scotia Capital Inc. and TD Securities Inc. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, (a “Warrant”). Each Warrant entitles the holder to acquire one common share at a price of C$0.70 at any time prior to May 30, 2018. The proceeds of the offering are intended to be used for exploration and preconstruction activities at the Ana Paula Project and for working capital purposes.

Gold Sales

The Company delivers gold and silver in doré form to an international precious metal refinery in North America where the doré may, at the Company’s option, be converted into London Good Delivery metal, or alternatively, be sold to the refiner. Gold is delivered to the refinery by armoured, insured carriers. If the metal is returned to the Company, it is sold to international bullion dealers.

Metal Revenues

In 2016, the Company sold 100,480 gold ounces at an average realized gold price of $1,234 per ounce, compared to sales of 93,196 gold ounces at an average realized gold price of $1,172 per ounce during 2015. This represents an increase of 7.8% in gold ounces sold and an increase of 5.2% in realized gold price over 2015.

Total metal revenues from mining operations in 2016 were $123,900,000, compared to $109,200,000 during 2015. Metal revenues were negatively affected by the short-term pricing program implemented during January 2016. Approximately 13,000 gold ounces were committed for delivery at a gold price of $1,083 per ounce. These ounces were delivered during the first quarter of 2016.

Environmental Protection Requirements

Mining, exploration and development activities are subject to various levels of federal, provincial, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

The Company’s total liability for reclamation and closure cost obligations at December 31, 2016 was $3,148,000 and was calculated using an effective weighted discount rate of 7.31% . The undiscounted value of this liability is $4,195,000, calculated using an effective weighted inflation rate assumption of 3%. Reclamation expenditures for the year ended December 31, 2016 were nil.

Employees

As of December 31, 2016, the Company had seven full-time employees or contractors at its Vancouver, Canada head office and one full-time employee in Toronto, Canada. In addition, the Company had 12 full-time employees at its office in Hermosillo, Mexico and 21 full-time employees at the Ana Paula Project. At its San Francisco Project the Company had 242 employees and 166 skilled mining personnel provided by a mining contractor.

RISK FACTORS

Risk Factors Relating to the Company’s Business

The Company’s revenue is derived primarily from the sale of gold; and therefore, decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;

•	global or regional consumptive patterns;

•	sales by government holders;

•	metal stock levels maintained by producers and others;

•	increased production due to new mine developments and improved mining and production methods;

•	speculative activities;

•	inventory carrying costs;

•	availability and costs of metal substitutes;

•	international economic and political conditions;

•	interest rates;

•	currency values; and

•	inflation or deflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

The Company operates in a highly competitive industry with many large competitors and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on results.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration and development properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;

•	expropriation or nationalization without adequate compensation;

•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;

•	high rates of inflation;

•	changes to royalty and tax regimes;

•	substantial fluctuations in currency exchange rates;

•	volatile local political and economic developments;

•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;

•	as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and

•	difficulty obtaining key equipment and components for equipment.

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and Company property.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

The Company’s business is subject to various governmental regulations and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of natural resources;

•	exploration, development, production and post-closure reclamation of mines;

•	imports and exports;

•	price controls or production restrictions;

•	taxation;

•	mining royalties;

•	labour standards and occupational health and safety, including mine safety; and

•	historical and cultural preservation.

The Company’s activities relating to the San Francisco Property are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy-Director General of Mines; and the regulations of CONAGUA, the Comisión Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely affect the Company’s operations and profitability.

For the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Many of the Company’s properties are in the exploration and development stages and only the San Francisco Property has mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse affect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse affect on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  environmental hazards;

  industrial accidents, explosions and third party accidents;

  the encountering of unusual or unexpected geological formations;

  ground falls, rock bursts, cave-ins and seismic activity including earthquakes;

  fires and flooding;

  metallurgical and other processing problems, including the availability and costs of processing and refining facilities;

  availability of economic sources of power;

  variations in grade, deposit size, density and other geological problems;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  mechanical equipment performance problems;

  unavailability or significant changes in the cost of materials and equipment including fuel;

  labour force or local community disruptions;

  title claims, including aboriginal land claims;

  unanticipated transportation costs; and

  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

  environmental damage and liabilities;

  work stoppages, delayed production and resultant losses;

  increased production costs;

  damage to or destruction of mineral properties or production facilities and resultant losses;

  asset write downs;

  monetary losses;

  claims for compensation of loss of life or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and

  other liabilities.

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure and its exploration or exploitation activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances. Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long-term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

  control dispersion of potentially harmful effluents; and

  reasonably re-establish pre-disturbance land forms and vegetation.

To carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions. The issue of any such licenses must be in accordance with Mexican law and relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. Title insurance is generally not available for mining properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration, development or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition, exploration and development programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its reserve and resource estimates are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse affect on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Mine. There can be no assurance that the Company will achieve these production estimates. These production estimates are dependent on, among other things, the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores; equipment and mechanical availability; labour availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout these “Risk Factors Relating to the Company’s Business”. In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue. Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mining properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

  the availability and costs of skilled labour, power, water, transportation and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and

  the availability of funds to finance construction and development activities.

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the U.S. dollar (being the currency in which the Company’s products are sold) against the Mexican peso (being the currency in which the majority of the Company’s capital and operating costs are incurred), could have a significant effect on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant effect on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with Company policies and the relevant provisions of the Business Corporations Act (British Columbia).

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all. If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities or incurring debt, it may not be able to obtain sufficient financing in the future. The Company’s ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company may experience problems integrating new acquisitions and other problems associated with strategic transactions.

Strategic transactions, including acquisitions or dispositions of assets, could involve numerous risks, including:

  potential disruption of the Company’s ongoing business and distraction of management;

  difficulty integrating acquired businesses or segregating assets to be disposed of;

  exposure to unknown or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition or against any businesses the Company may acquire, and changing the Company’s business profile in ways that could have unintended consequences.

The Company’s success at completing acquisitions will depend on a number of factors, including, but not limited to, identifying acquisitions that fit its strategy, negotiating acceptable terms with the seller of the business or property to be acquired and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. Any positive effect on the Company’s results from its acquisitions, including the acquisition of Newstrike, will depend on a variety of factors, including, but not limited to, assimilating the operations of an acquired business or property in a timely and efficient manner, the ability to achieve identified and anticipated operating and financial synergies, the decline in value of acquired properties, companies or securities, maintaining the Company’s financial and strategic focus while integrating the acquired business or property, managing the potential loss of the Company’s key employees or key employees of any business acquired, implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate, and conducting and managing operations in a new operating environment. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

The Company may from time to time become subject to legal proceedings.

The Company may from time to time, become involved in various claims, legal proceedings, regulatory investigations, and complaints arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions, should they arise. If it is unable to resolve any such disputes favorably, it may have a material adverse effect on the Company’s financial performance, cash flow and results of operations. In particular, see “Legal Proceedings and Regulatory Actions”.

The Company faces risks and uncertainties related to the repatriation of funds from its foreign subsidiaries.

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Risk Factors Relating to the Company’s Common Shares

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

  changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;

  current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;

  changes in financial estimates and recommendations by securities analysts;

  acquisitions and financings;

  quarterly variations in operating results;

  the operating and share price performance of other companies that investors may deem comparable;

  the issuance of additional equity securities by the Company or the perception that such issuance may occur; and

  purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common share price could be adversely affected by negative stories written or broadcast about it.

Holders of the Company’s common shares may experience dilution when outstanding options or warrants are exercised, or as a result of additional securities offerings which may reduce the Company’s earnings per share.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options or warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds to finance its activities, through the sale of equity securities, shareholders may have their investment diluted. If the Company issues additional common shares, shareholders’ percentage ownership of the Company will decrease and shareholders may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

MINERAL PROPERTIES

San Francisco Property

The following information has been derived from the NI 43-101 technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” dated November 25, 2016 with an effective date of July 1, 2016 (the “San Francisco Report”) prepared by Micon International Limited of Toronto, Ontario (“Micon”). The Qualified Persons responsible for the San Francisco Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon who have approved of the summary of the San Francisco Report provided below. The following summary is extracted from the San Francisco Report, which is incorporated by reference in this AIF and is available on the Company’s website (www.timminsgold.com) and on Company’s profile on SEDAR (www.sedar.com).

General

The Company has retained Micon to conduct an audit of its resource and reserve estimates and prepare an update of its February, 2016 Technical Report on the San Francisco Project in the state of Sonora, Mexico. The purpose of the San Francisco Report is to support disclosure of the results of Micon’s resource and reserve audit and the updated mining plan, compliant with National Instrument NI 43-101 (NI 43-101) and Canadian National Instrument (NI) 43-101.

Micon’s most recent Technical Report for the Company was entitled “NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Mine, Sonora, Mexico”, dated February 29, 2016. That Technical Report was filed by the Company on the System for Electronic Document Analysis and Retrieval (SEDAR, www.sedar.com) which is an electronic filing system developed for the Canadian Securities Administrators (“CSA”). Prior to this current Technical Report, Micon has written eight prior reports on the San Francisco Project for the Company since 2005.

Micon does not have nor has it previously had any material interest in the Company or related entities. The relationship with the Company is solely a professional association between the client and the independent consultant. The San Francisco Report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of the San Francisco Report.

The San Francisco Report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The San Francisco Report is intended to be used by the Company subject to the terms and conditions of its agreement with Micon. That agreement permits the Company to file the San Francisco Report as a Technical Report with the CSA pursuant to provincial securities legislation or with the SEC in the United States. Except for the purposes legislated under provincial securities laws, any other use of the San Francisco Report, by any third party, is at that party’s sole risk.

1.1             Property Description and Location

The San Francisco Property is situated in the north central portion of the state of Sonora, Mexico, approximately 150 kilometres (km) north of the state capital, Hermosillo. In the San Francisco Report, the term San Francisco Project refers to the area within the exploitation or mining concessions controlled by the Company, while the term San Francisco Property refers to the entire land package (mineral exploitation and exploration concessions) under the Company’s control.

The San Francisco Project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.

The Company advises that it holds the San Francisco Project, which consists of 13 mining concessions, through its wholly-owned Mexican subsidiary Timmins Mexico. All concessions are contiguous and each varies in size for a total property area of 33,667.72 hectares (ha). In late 2005, the original Timmins II concession was subdivided into two concessions (Timmins II Fraccion Sur and Pima), as part of separate exploration strategies for the original Timmins II concession. All concessions are subject to a bi-annual fee and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. The tax rates are estimated in US dollars based on the rates published in the Diario Oficial de la Federacion (“DOF”) as of January 28, 2016.

The Company reduced the size of the primary mineral concessions in 2015 by eliminating those areas deemed to have very little exploration potential, while maintaining the integrity of the overall concessions. It has retained approximately 19,713 ha, which it believes contain the most prospective geology and mineralized targets upon which to base further exploration once metal prices have recovered. The reduction in the size of the concessions has also resulted in a reduction in the bi-annual fees for the San Francisco Project.

The Company advises that it acquired the first seven concessions covering the San Francisco Mine through its purchase of Molimentales in April, 2007.

In 2006, the Company signed a temporary occupancy agreement with an agrarian community (Ejido) in Mexico called Los Chinos, whereby the Comapny was granted access privileges to 674 ha, the use of the Ejido’s roads, as well as being able to perform all exploration work on the area covered by the agreement. The agreement is for a period of 10 years with an option to extend the access beyond the 10-year period.

During August and September, 2009, Molimentales acquired the 800 ha of surface land on which the San Francisco Mine is located, by means of five purchase agreements covering all of the Ejido Jesus Garcia Heroe de Nacozari’s five former parcels that together form the 800 ha.

Other parties control two mineral concessions which are contained within the area of the mineral concessions owned by the Company but neither of these concessions impacts the main area of the San Francisco Project.

On February 23, 2011, the Company announced that it had staked an additional 95,000 ha of claims along the highly prospective Sonora-Mojave Megashear structural province in northern Sonora. The Company continued to stake additional concessions since February, 2011 and the total additional regional mineral concessions amounted to approximately 152,279.6 ha in 2013.

On July 6, 2011, Molimentales acquired (through a straight purchase) a 10-ha mineral concession called La Mexicana. This purchase agreement has been filed with the Mexican Federal Mining Registrar. Prior to this purchase, the La Mexicana mineral concession was the last area in the metamorphic package that did not belong to the Company.

Molimentales has completed the process (before the Mexican Federal Agrarian Secretariat) of converting the 674 hectares contracted from the Los Chinos Ejido into private property, and formalizing the purchase of the 674 ha, before a notary public, according to the Sonora State Civil Code. The 674 ha was purchased by Molimentales, in 2011, and the final public instrument documenting the purchase was issued on February 9, 2015.

Since completing the purchase of the 674 ha from the Los Chinos Ejido, Molimentales has not undertaken any further land purchases and believes no further purchases are necessary at this time.

The Mexican mining laws were changed in 2005 and, as a result, all mineral concessions granted by the Dirección General de Minas (DGM) became mining concessions. There are no longer separate specifications for a mineral exploration or exploitation concession. A second change to the mining laws was that all mining concessions are granted for 50 years, provided that the concessions remain in good standing. As part of this change, all former exploration concessions which were previously granted for 6 years became eligible for the 50-year term.

For any concession to remain valid, the bi-annual fees must be paid and a report has to be filed during the month of May of each year which covers the work conducted during the preceding year. Concessions are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. The bi-annual fee payable to the Mexican government for the Company to hold the group of contiguous mining concessions for the San Francisco operations is $536,179. The bi-annual fee for the Company to hold the group of contiguous mining concessions which comprise the regional mineral property is $128,648.

Accessibility, Climate, Physiography, Local Resources and Infrastructure

The San Francisco Project is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora, 2 km west of the town of Estación Llano, approximately 150 km north of Hermosillo and 120 km south of the United States/Mexico border city of Nogales along Highway 15 (Pan American highway). The closest accommodations are in Santa Ana, a small city located 21 km to the north on Highway 15.

The climate at the San Francisco Project site ranges from semi-arid to arid. The average ambient temperature is 21°C, with minimum and maximum temperatures of -5ºC and 50ºC, respectively. The average annual rainfall for the area is 330 mm with an upper extreme of 880 mm. The desert vegetation surrounding the San Francisco mine is composed of low lying scrub, thickets and various types of cacti, with the vegetation type classified as Sarrocaulus Thicket.

Physiographically, the San Francisco Property is situated within the southern Basin and Range Province, characterized by elongate, northwest-trending ranges separated by wide alluvial valleys. The San Francisco Mine is located in a relatively flat area of the desert with the topography ranging between 700 and 750 m above sea level.

History

After conducting exploration on the San Francisco Project between 1983 and 1992, Compania Fresnillo S.A. de C.V. sold the San Francisco Property in 1992 to Geomaque Explorations Ltd. (“Geomaque”). After conducting further exploration, Geomaque decided to bring the San Francisco Project into production in 1995. Due to economic conditions, mining ceased and the operation entered into the leach-only mode in November, 2000. In May, 2002, the last gold pour was conducted; the plant was mothballed, and clean-up activities at the mine site began.

In 2003, Geomaque sought and received shareholder approval to amalgamate the corporation under a new Canadian company, Defiance Mining Corporation (“Defiance”). On November 24, 2003, Defiance sold its Mexican subsidiaries (Geomaque de Mexico and Mina San Francisco), which held the San Francisco Mine, to the Astiazaran family of Sonora and their private company.

Since June, 2006, the Astiazaran family and their company Desarrollos Prodesa S.A. de C.V. have been extracting sand and gravel intermittently from both the waste dumps and the leach pads for use in highway construction as well as other construction projects.

The Company acquired an option to earn an interest in the San Francisco Property in early 2005, whereupon they conducted a review of the available data and started a reverse circulation drilling program in August and September, 2005. This was followed by a second drilling program comprised of both reverse circulation and diamond drilling in 2006, based on the results of the 2005 drilling program.

Geological Setting and Mineralization

The San Francisco Project is a gold occurrence with trace to small amounts of other metallic minerals. The gold occurs in granitic gneiss and the deposit contains principally free gold and occasionally electrum. The mineralogy, the possibility of associated tourmaline, the style of mineralization and fluid inclusion studies suggest that the San Francisco deposits may be of mesothermal origin.

The San Francisco deposits are roughly tabular with multiple phases of gold mineralization. The deposits strike 60° to 65° west, dip to the northeast, range in thickness from 4 to 50 m, extend over 1,500 m along strike and are open ended. Another deposit, the La Chicharra zone, was mined by Geomaque, as a separate pit.

Exploration Programs

1.1.1             Timmins Exploration Programs

From 2007 to 2009, concurrent with the feasibility study, which focused on re-starting the mining operations, the Company conducted exploration comprised mainly of in-fill and confirmation drilling in and around of the San Francisco and La Chicharra pits. The drilling results as of the end of 2009 indicated that the mineralization extended both along strike and down dip of the known deposit, a situation which led to the decision to accelerate the drilling in the first 6 months of 2010. The results from the 2010 drilling, when combined with the previous results, led to the Company updating the resource and reserve estimations, as well as its mine plan.

Between July, 2010 and June, 2011, the Company conducted an intensive exploration drilling program which included deeper drilling to explore the mineralization at depth, both in and around the La Chicharra and San Francisco pits. The results of this drilling indicated that the mineralization is located in parallel mineralized bodies both along strike and at depth. The Company believes that the conclusion that the mineralization is located in parallel bodies may lead to further increases in the mineral resources.

From July, 2011 to June, 2013, 1,464 reverse circulation (“RC”) and core holes were drilled for a total of 327,853 metres (m). Most of the drilling was undertaken in and around the San Francisco pit and the La Chicharra pit. The RC drilling included 13,219 m in 62 holes of condemnation drilling and 3,842 m in 20 holes for water monitoring. A further 8 RC holes totalling 107 m were drilled on the low grade stockpile for grade control.

The drilling conducted within and around the San Francisco and La Chicharra pits comprised more than 92.8% of the drilling undertaken between July, 2011 and June, 2013. Both the RC and core drilling in these areas has identified the extent of the mineralization along strike, as well as the extent down-dip, which remains open. The drilling surrounding the San Francisco and La Chicharra pits has been completed, except for defining the extent of the mineralization to the southeast of the San Francisco pit which remains open along strike and at depth. In 2013, the Company had completed its planned exploration drilling programs. Additional in-fill drilling is necessary to confirm the extension in the up-dip direction from the newly discovered mineral zones identified at the northern extremity of the pit but it was still undecided if these areas were going to be exploited due to the lower gold price.

Since 2013, the Company has reduced its exploration significantly as a result of low gold prices. As a result, the Company has only conducted a small number of exploration drilling programs comprised of in-fill drilling in the San Francisco pit to cover gaps in drilling on the lower benches, exploration drilling to outline preliminary underground resources beneath the south wall of the pit and exploration drilling to the north of the San Francisco pit to potentially identify a secondary deposit which would supply feed to the heap leach pad and processing facilities at the San Francisco Mine.

The in-fill drilling in the San Francisco pit on the lower benches was successful in allowing a better understanding of the mineralization being extracted in these areas. The drilling in the south wall, along with preliminary underground mining, has helped to identify the extent and mining potential for this areas but further drilling will be necessary to fully identify the extent of the mineralized lenses in this area. The exploration drilling to the north produced mixed results with areas of good mineralization identified but the extent of the mineralization is still not fully understood and these areas will need further work to identify if they are amenable to open pit mining methods.

As part of its future production plans, the Company now plans to conduct a pushback along the southern wall of the pit and as a result the drilling in this area to potentially identify an underground resource will no longer be conducted as the mineralization will be mined via open pit methods.

Future Exploration Programs

The Company is not planning any further exploration programs on the San Francisco Property, at the current time. However, should the price of gold continue to remain at its current price, greater than $1,300/oz gold, the Company can revisit this decision.

While the Company is not planning any further exploration on the San Francisco Property at this time. Micon did review the work that the Company conducted to the north of the San Francisco pit, as well as the work conducted on the south wall of the pit during its February, 2016 site visit, and considers that further exploration is warranted in these areas. As always, any proposal for further exploration and budget for the work will be subject to either funding or other matters which may cause a proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

Mineral Resource and Reserve Estimates

Mineral Resource Estimate

The resource block model is based on 5 m by 5 m by 6 m high blocks. The coordinate limits of the previous model were retained for this current work. The topography was updated to reflect the mined surface as of July 1, 2016. The undisturbed pre-mining topographic surfaces are also available in the model.

Since the 2011 update, the Company has continued to conduct a manual interpretation of the mineralized zones, based on all of the drilling intersections now available in its database. This approach allows for more precise geological modelling and mineralization interpretation, which is enabling the Company to plan better drilling programs to explore the extent of the mineralization and also to prepare better engineering designs regarding the ore and waste split in the pit for planning purposes. Overall, the method is similar to the previous method, except that the grade envelopes and geological domains are directly interpreted by the geologists using the drilling information they have gathered.

The database of the San Francisco and La Chicharra deposits consists of 4,071 drill holes with 380,031 intervals, amounting to 592,435 m of drilling. A total of 126 of the drill holes lie beyond the model limits and have not been included in the study. The current database includes 13,345 m of drilling from 114 new holes drilled in 2014 and 2015.

Approximately 13% of the sampling intervals are greater than or equal to a 2 m length, about 84% of the intervals are between 1.5 and 2.0 m in length, and about 3% are less than 1.5 m in length. In the case of duplicate samples, the original sample was used in the database.

High grade outlier assays were capped at different gold grades, according to the domains, as with the previous 2013 estimate.

Once Micon had audited and accepted the Company’s block model, the Company proceeded to run a pit optimization program in order to estimate the resources. The gold price used for estimating the resources at the San Francisco Project was $1,350 per ounce.

The parameters used in the pit optimization for the estimation of the resources are summarized in Table 1.1. They are a combination of the parameters determined by Micon and the Company, taking into account the actual costs obtained from the operation.

Pit bench heights were set at 6 m (the block height used in the model) and slope angles were based on inter-ramp angles recommended by Golder Associates in its December, 1996, report, adjusted to allow for haul roads of 25 m width.

The pit shell adopted for reporting resources was estimated at a gold price of $1,350/troy ounce, using the economic parameters summarized in Table 1.1, the drilling database as of November, 2015 and the topographic surface as of July 1, 2016. The mineral resource, as estimated by the Company and audited by Micon, is presented in Table 1.1. This resource estimate includes the mineral reserve described subsequently, and has an effective date of July 1, 2016.

Table 1.1
Pit Optimization Parameters for the July 1, 2016 Resource Estimate for the San Francisco and La Chicharra Deposits

Area	Costs
San Francisco Mine	Description	Units	Amount
	Waste mining cost	$/t	2.00
	Ore mining cost	$/t	2.00
	Process cost	$/t	3.86
	G & A cost	$/t	1.04
	Gold price	$/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	Diorite (2)	2.72	65.00
	Gneiss felsic (4)	2.75	65.00
	Granite (5)	2.76	65.00
	Schist (6)	2.75	65.00
	Lamprophrite dike (8)	2.76	65.00
	Pegmatite (10)	2.85	65.00
	Gabbro (11)	2.81	65.00
	Conglomerate (12)	2.00	65.00
	General Recovery		65.00
La Chicharra Mine	Costs
	Waste mining cost	$/t	1.45
	Ore mining cost	$/t	1.45
	Process cost	$/t	4.107
	G & A cost	$/t	0.50
	Gold price	$/oz	1,350
	Rock Densities and Recoveries
	Name/code	Density	Recovery %
	All Rock (100-500)	2.90	65.00
	General Recovery		65.00

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The underground resource estimate presented in the previous report in January 2016 has been moved back to open pit resource and no underground resource has been considered this time.

Micon recommends that the Company use the July 1, 2016 mineral resource estimate contained in Table 1.2 as the stated mineral resource estimate for the San Francisco Project as this estimate recognizes the use of 0.18 g/t for the San Francisco deposit and 0.17 g/t gold for the La Chicharra deposit as the open pit cut-off grades, at which the mineralization would meet the parameters for potential economic extraction, as defined by the CIM standards and definitions for resources.

Table 1.2
Mineral Resource Estimate for the San Francisco Project (Inclusive of Mineral Reserves)
($1,350/oz Gold Price)

Area	Category	Cut-off (Au g/t)	Tonnage (x1,000)	Avg. Grade (Au g/t)	Gold Ounces
San Francisco Mine OP	0.18	Measured	26,731	0.60	515,000
		Indicated	15,239	0.61	299,000
		Total Measured & Indicated	41,970	0.60	814,000
		Inferred*	246	0.72	6,000
La Chicharra Deposit OP	0.17	Measured	9,902	0.50	160,000
		Indicated	3,575	0.48	55,000
		Total Measured & Indicated	13,477	0.50	215,000
		Inferred*	79	0.43	1,000
Total Resources		Measured	36,633	0.57	675,000
		Indicated	18,814	0.58	354,000
		Total Measured & Indicated	55,447	0.58	1,029,000
		Total Inferred*	324	0.65	7,000

*Inferred resources in this table do not include material outside of the pits limit.

Micon believes that no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above, at this time. However, mineral resources that are not mineral reserves do not have demonstrated economic viability. The mineral resource figures in Table1.2 have been rounded to reflect that they are estimates and therefore, the totals in the table may not add due to the rounding errors.

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the July 1, 2016 mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Timmins can use this estimate as a basis for further exploration and economic evaluation of the San Francisco Project.

Mineral Reserve Estimate

Once Micon had audited and accepted the Company’s resource estimate, the Company proceeded to run a pit optimization program in order to estimate the reserves. The gold price used for estimating the reserves at the San Francisco Project was $1,250 per ounce.

Mining recovery has been estimated at 96% for the San Francisco and 98% for the La Chicharra deposits. Micon agrees with this estimate, as it is based on actual experience at the mine.

The dilution for the San Francisco and La Chicharra deposits varies, up to 4%, depending on the pit phases. The parameters used in the pit optimization for the estimation of reserves are the same as those used for the resource estimation.

Table 1.3 presents the total reserves estimated within the pit design outline, including mine recovery and dilution factors.

Table 1.3
Mineral Reserves within the San Francisco and La Chicharra Pit Design (July 1, 2016) after Mining Recovery and
Dilution

PIT	Classification	Metric tonnes (x1,000)	Gold g/t	Contained Gold Ounces
San Francisco Pit	Proven	16,666	0.58	313,000
	Probable	8,644	0.54	144,000
	Total	24,934	0.57	457,000
La Chicharra Pit	Proven	6,596	0.51	108,000
	Probable	579	0.45	8,000
	Total	7,175	0.51	117,000
Total	Proven	23,262	0.56	421,000
	Probable	8,846	0.54	153,000
	Total	32,109	0.56	574,000

San Francisco Pit	Stockpile	7,371	0.26	61,000

The proven and probable reserves in Table 1.3 have been derived from the measured and indicated mineral resources summarized in Table 1.2 and account for mining recovery and dilution. The figures in Table1.3 have been rounded to reflect that they are an estimate and therefore, the totals in the table may not add due to the rounding errors.

The mineral reserve estimate has been reviewed and audited by Micon. It is Micon’s opinion that the July 1, 2016 mineral reserve estimate has been prepared in accordance with the CIM standards and definitions for mineral reserve estimates and that the Company can use this estimate as a basis for further mine planning and operational optimization at the San Francisco Project (San Francisco and La Chicharra pits).

Operational Data

Production to Date

The San Francisco Mine resumed commercial production in April, 2010. Table 1.4 summarizes production from April, 2010 to the end of August, 2016, by quarter. Ore of lower grade is being stockpiled for processing at the end of the mine life. The Company reports that, as of the end of August, 2016, a total of 8,121 Mt at an average grade of 0.260 g/t gold had been placed on the low grade stockpile since 2010. However, since 2010, the Company has processed some of the stockpile material and the actual low grade stockpile contains 7,371 MT at an average grade of 0.26 oz/t gold as of the date of the San Francisco Report.

Table 1.4
San Francisco Project, Timmins Annual Production from April, 2010 to the End of August, 2016 by Quarter)

Year	Quarter	Mined Ore* (Dry Tonnes)	Average Grade (g/t Gold)	Processed Ore (Dry Tonnes)	Average Grade (g/t Gold)	Gold Ounces Placed on Leach Pad	Gold Ounces Recoverable	Silver Ounces Recoverable	Gold Ounces Sold	Waste Mined	Strip Ratio	Days in Quarter	Average Ore Mined (tonnes/day)	Average Ore Processed (tonnes/day)	Total Mined (tonnes/day)
2010	April - June	911,319	0.802	905,296	0.718	20,904	14,145	6,050	10,375	4,057,842	4.1	91	10,014	9,948	55,461
	July - September	1,085,845	0.873	1,090,768	0.817	28,667	19,375	8,398	15,685	3,630,021	3.27	92	11,803	11,856	51,524
	October - December	1,222,551	0.972	1,208,677	0.939	36,483	25,034	11,030	20,031	4,498,925	3.54	92	13,289	13,138	62,720
2011	January - March	1,229,043	0.870	1,207,339	0.895	34,743	24,088	10,501	17,020	4,701,677	2.89	90	13,656	13,415	70,289
	April - June	1,268,454	0.907	1,239,075	0.859	34,235	22,138	8,622	16,676	4,239,137	2.57	91	13,939	13,616	64,696
	July - September	1,359,091	0.835	1,364,290	0.804	35,282	22,667	8,640	17,287	5,097,292	2.51	92	14,773	14,829	77,474
	October - December	1,285,035	0.777	1,327,299	0.778	33,195	21,686	11,635	21,524	4,160,488	1.98	92	13,968	14,427	68,023
2012	January - March	1,287,804	0.794	1,255,477	0.772	31,150	19,721	11,740	21,532	3,879,662	1.85	91	14,152	13,796	65,627
	April - June	1,306,312	0.901	1,347,112	0.901	39,028	25,507	14,453	23,203	4,342,495	2.07	91	14,355	14,803	70,776
	July - September	1,423,531	0.893	1,420,414	0.887	40,490	26,075	13,857	25,154	4,210,428	1.86	92	15,473	15,439	70,401
	October - December	1,340,712	0.880	1,493,623	0.819	39,339	24,886	16,203	24,556	5,295,383	2.84	87	14,573	16,235	77,858
2013	January - March	1,713,827	0.817	1,787,262	0.825	47,434	30,501	14,313	28,328	6,375,048	3.02	90	19,043	19,858	94,318
	April - June	1,776,833	0.818	1,848,832	0.814	48,380	31,800	16,124	28,024	6,235,920	2.79	91	19,526	20,317	93,074
	July – September	1,665,064,	0.799	1,815,709	0.771	45,016	29,666	16,228	29,139	5,441,889	2.58	92	18,099	19,736	82,093
	October – December	1,934,903	0.824	2,014,968	0.872	56,504	38,784	21,849	34,166	5,307,526	2.32	92	21,032	21,902	82,519

2014	January - March	2,085,582	0.792	2,122,650	0.760	51,838	34,544	26,648	35,413	5,520,468	2.37	90	23,173	23,585	87,712
	April - June	2,061,943	0.699	2,184,316	0.650	45,616	30,007	23,489	32,932	5,810,088	2.38	91	22,659	24,003	90,891
	July – September	1,949,924	0.571	2,213,740	0.504	35,889	23,783	18,800	26,675	6,208,303	3.08	92	21,195	24,062	89,411
	October – December	1,785,811	0.688	2,101,873	0.563	38,078	24,604	16,327	25,007	6,417,044	3.30	92	19,411	22,846	90,886
2015	January - March	1,974,125	0.581	2,074,788	0.532	35,469	21,473	15,309	24,155	5,997,897	2.87	90	21,935	23,053	89,825
	April - June	2,070,769	0.571	2,252,591	0.527	38,176	23,242	13,041	22,869	7,151,798	3.38	91	22,756	24,754	101,868
	July – September	1,946,848	0.549	2,200,292	0.510	36,072	23,010	10,526	23,387	7,000,474	3.57	92	21,161	23,916	97,428
	October – December	1,711,899	0.487	1,921,060	0.458	28,314	18,084	13,151	22,787	6,857,052	4.00	92	18,608	20,881	93,151
2016	January - March	1.995,354	0.621	2,003,712	0.622	40,038	25,723	14,671	24,667	4,708,661	2.36	91	21,927	22,019	73,714
	April - June	1,848,675	0.604	1,939,567	0.604	37,640	24,801	14,884	26,474	3,729,153	2.02	91	20,315	21,314	61,295
	July – August[1]	1,148,317	0.647	1,197,975	0.649	24,981	16,744	9,761	17,739	2,611,423	2.27	62	18,521	19,322	60,641
Total		41,389,574	0.735	43,538,704	0.702	982,962	642,088	366,250	614,805	133,486,093	2.66	90	17,668	18,580	77,834

*Excluding lower grade ore stockpiled.
Third Quarter 2016, only includes July and August production figures.
Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

During July, 2011, the Company tested the expansion of the crushing system to 15,000 t/d and announced that it is quickly reaching this target.

In December, 2012, a new additional 5,000 t/d crushing circuit was installed. The equipment initially installed was one jaw crusher, one secondary crusher, two tertiary crushers and two screens. In August, 2013, an expansion was made to this crushing circuit, installing an additional secondary crusher, along with a screen, for a further capacity of 2,000 t/d. Total capacity for the new crushing circuit is 7,000 t/d.

With the original plant equipment and additions mentioned, and some fine tuning the crushing capacity currently operates at 22,000 t/d.

Mine Plans and Activities

Production from the La Chicharra deposit recommenced in late 2015. The San Francisco and La Chicharra pits will be mined at the same time.

The La Chicharra pit, previously mined by Geomaque, is located 1,000 m west of the San Francisco pit.

All mining activities are being carried out by the contractor, Peal Mexico, S.A. de C.V., of Navojoa, Mexico. The contractor is obliged to supply and maintain the appropriate principal and auxiliary mining equipment and personnel required to produce the tonnage mandated by the Company, in accordance with the mining plan.

The Company provides contract supervision, geology, engineering and planning and survey services, using its own employees.

Processing

Ore extracted from the pit is transported in 100 t capacity haulage trucks, which feed directly into the gyratory primary crusher with dimensions of 42” x 65”. The crusher has nominal capacity of 900 t/h. The crushed product is then transported on conveyor belts to a stockpile with a capacity of 6,000 tonnes.

Two feeders beneath the stockpile deliver the ore onto a conveyor belt which feeds the secondary crushing circuit. The ore is screened and the screen undersize (minus 0.5 inch) reports to the final product, while screen oversize is fed to two parallel secondary crushers.

Product from the secondary crushers is transported on conveyor belts to the tertiary crushing circuit, which consists of three tertiary crushers in parallel operating in closed circuit with screens. The minus 0.5 inch undersize from the screens is delivered to the leach pad.

Product from the crushing plant is transported to the leach pad on overland conveyors and deposited on the pad with a stacker, forming lifts between 8 m and 12 m in height. A bulldozer is used to level the surface of each lift. The irrigation pipelines are then installed to distribute the leach solution over the entire surface of the lift.

The Company has constructed the leach pad and has five different phases for depositing, based on the permits granted by the Mexican Environmental Agency (PROFEPA, Procuraduría Federal de Protección al Ambiente). Table 1.5 summarizes the leach pad phases.

Table 1.5
Summary of the Leach Pad Phases Based Upon the Permits Acquired for the San Francisco Mine

# Phase	Duration	Surface	Nominal Capacity	Capacity to date	Status
1 & 2	November, 2009 to November, 2013	36 ha	23 Mt	22 Mt	Releached
3	November, 2013 to August, 2015	25 ha	16 Mt	15 Mt	On Irrigation
4	August, 2015 to date	16 ha	8 Mt	4 Mt	Depositing ore
5	From October, 2016 on forward (projected)	12 Ha	7 Mt	-----	In Construction

Table provided by Timmins Goldcorp Mexico, S.A. de C.V.

The 0.05% sodium cyanide leach solution with a pH of 10.5 to 11, flows downward through the crushed ore dissolving the precious metals. The solution percolates to the bottom of the lift and is collected in the channel that carries the pregnant solution to a storage pond, from which it is pumped to the gold recovery plant. The gold contained in pregnant solution is adsorbed in the carbon columns.

The gold recovery operation comprises two adsorption-desorption-recovery (ADR) plants with a total of three parallel sets of carbon columns with a total feed capacity of 1,475 m3/h (6,500 US gpm) of pregnant solution.

Barren solution exiting the ADR plant flows to a second storage pond where fresh water and sodium cyanide are added, before the solution is pumped back to the leach pad.

Capital and Cash Costs

Capital Expenditures

The San Francisco Project was originally designed for a production rate of 12,000 t/d of ore to be placed on the leach pad. It has now been expanded to 22,000 t/d.

Future capital expenditures over the mine life which includes all development and sustaining capital (i.e. leach pad expansions, on-going maintenance, and resource drilling) are estimated to total $18,000,000. On a year-by-year basis the capital expenditures are estimated at $4,000,000 for 2016 and 2017, decreasing to $2,000,000 from 2018 to 2021 and drop off to $1,000,000 for the last two years in 2022 and 2023.

Micon has reviewed the Company’s estimate of the future capital expenditures for the San Francisco Project and regards it as reasonable.

Cash Costs

The Company’s projected production and average cash cost per ounce of gold from 2016 to 2018 is estimated to be as follows:

  2016 production between 90,000 and 100,000 gold ounces at cash costs of $750 to $800 per gold ounce.

  2017 production between 65,000 and 70,000 gold ounces at cash costs of $900 to $950 per gold ounce.
  2018 production between 80,000 and 85,000 gold ounces at cash costs of $1,000 to $1,050 per gold ounce.

The Company’s latest estimates of its Life-of-Mine production is between 450,000 and 500,000 ounces of gold at cash costs of $900 to $950 per ounce of gold. Cost per ounce of gold are quoted net of by-product credits.

Micon has reviewed the Company’s operating cost forecasts for the life of the San Francisco Project and regards them as reasonable.

Economic Analysis

Since the last Technical Report conducted on the San Francisco Project in February, 2016, the Company has continued to meet the requirements necessary to be considered a producing issuer, according to the definition contained in NI 43-101.

Based upon the price of gold in the fourth quarter of 2015, the Company announced that mining operations at the San Francisco mine would continue into the fourth quarter of 2016 at which point the mine would be placed on care and maintenance, while the heap leach operations would continue into 2017. However, in the first quarter of 2016 the price of gold increased and so far, this year has averaged over $1,250/oz gold. The increase in the gold price led the Company to announce in August that it will continue to operate the San Francisco Mine through to 2023.

The Company’s updated economic guidance, since the February, 2016 Technical Report was published, considers that the 2016 fiscal year production is estimated to range from 90,000 to 100,000 ounces of gold with the cash costs ranging from $750 to $800 per ounce of gold sold. The estimated operating parameters for 2016, include an average ore throughput of 22 kt/d at a processed grade of 0.59 g/t Au with a strip ratio in the 2.0:1 range. The total 2016 capital expenditures (sustaining and development) are estimated to be approximately $4,000,000.

The Company updated 2016 to 2023 guidance calls for a Life-of-Mine production of between 450,000 and 500,000 ounces of gold at a cash cost of between $900 to $950 per ounce of gold and a total capital expenditure of approximately $18,000,000 or $38 per ounce of gold.

Conclusions and Recommendations

The San Francisco Mine commenced commercial production in April, 2010, and by the end of August, 2016, the Company had sold 614,805 ounces of gold. Between April, 2010 and the end of August, 2016, production at the San Francisco Mine has totalled 41,389,574 tonnes at a grade of 0.735 g/t gold. In addition, a total of 8,121,428 tonnes grading 0.260 g/t gold has been placed on a low grade stockpile for potential processing in the future. However, since 2010, the Company has processed some of the stockpile material and currently the low grade stockpile contains 7,371 MT at an average grade of 0.26 oz/t gold.

Micon has audited the resource and reserve estimates, and has reviewed the mine design, the mining schedule, the mining contract terms and the ability of the contractor to meet the mining production targets, and concludes that the estimations and designs have been properly carried out and that the contractor is capable of meeting the schedule.

Micon has reviewed the crushing, heap leach and ADR facilities and concludes that they are adequate for the treatment of the scheduled process feed material and the recovery of gold in doré, as forecast in the production plan.

Micon has reviewed the economics of the San Francisco operation and concludes that it is viable and meets the criteria for publication of a mineral reserve.

Micon has reviewed the Company’s previous exploration programs and considers that the current mineral concessions hold the potential to host further deposits similar to either San Francisco or La Chicharra pits and that, once it is able to do so, the Company could implement further exploration programs on its concessions. However, if the Company decides to reverse its current decision to not conduct any further exploration on the San Francisco Project, any further exploration programs will be subject to either funding or other matters which may cause any proposed program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

Since the Company has completed all exploration within the vicinity of both the San Francisco and La Chicharra pits and has curtailed all exploration activities on the San Francisco Project due to the price of gold and is unlikely to conduct exploration on the property for the next several years.

While Micon understands that the Company has curtailed its exploration programs, on the portions of the San Francisco Project that lay outside of the immediate areas of the San Francisco and La Chicharra pits and that the exploration in the immediate vicinity of the pits has been completed, Micon makes the following additional recommendations:

1)

When applicable the Company recommences its exploration on the other areas of mineralization on the property, as well as to the east-southeast of the San Francisco pit. An estimated budget for this exploration program could range from $700,000 to $1,000,000.

2)	The Company continues to optimize costs, where applicable in the current precious metal market.

Given the known extent of mineralization on the property, compared to the amount of mining activity, the San Francisco Project could have the potential to host further deposits or lenses of gold mineralization outside the present mining areas.

Given the prospective nature of the property, it is Micon’s opinion that the property merits further exploration and Micon recommends that the Company continues to hold its existing mineral concessions until such time as expenditures on exploration become justifiable once again. The annual fee to maintain the mineral concessions is estimated to be $685,000 per year. However, while the property merits further exploration this does not imply that the exploration activities will be material to the existing or future operations.

Ana Paula Property

The following information has been derived from the NI 43-101 technical report entitled “Ana Paula Project Preliminary Economic Assessment, Municipalities of Cuetzala del Progreso and Apaxtla del Castregon, Guerrero State, Mexico” dated November 24, 2016 with an effective date of February 2, 2016 (the “Ana Paula Report”) prepared by Michel Creek, Tony Loschiavo (P.Eng.), Craig Gibson (P.Geo., Ph.D.), Kelly McLeod (P.Eng.), Herb Welhener, SME-RM and Dawn Garcia, P.G. who are independent qualified persons under NI 43-101 and have approved of the summary of the Ana Paula Report provided below. The following summary is extracted from the Ana Paula Report which is incorporated by reference in this AIF and is available on the Company’s website (www.timminsgold.com) and on Company’s profile on SEDAR (www.sedar.com).

Introduction

JDS Energy & Mining Inc. (JDS) was commissioned by the Company to update a preliminary economic assessment (PEA) pursuant to Canadian Securities Administrators’ National Instrument 43-101 and Form 43-101F1 standards (collectively, “NI 43-101”) of the Ana Paula Project which is a gold resource development project located in Guerrero State, Mexico. The Ana Paula Project encloses several gold occurrences within an exploration concession covering an area of more than 600 km2.

This update to the PEA includes the use of El Sauzal equipment for the process plant at Ana Paula. The effect of this is a significant reduction in project capital. The acquisition cost, dismantling, and transportation costs spent through 2015, are now sunk costs and are so treated in this report. The remaining costs for dismantling, transportation, storage, purchase of additional equipment, engineering, and on-site construction are included in the Ana Paula Report.

The Ana Paula Report is presenting the same data as the initial PEA except for the inclusion of a process plant acquired by the Company in 2015, reduction of the gold price to current levels, and updates to foreign exchange rates, major commodity prices, and minor adjustments to labor burden rates to make them consistent. The inclusion of the process plant acquisition warranted an update to the financial model.

It must be noted that this PEA is preliminary in nature and includes the use of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Property Description and Location

The Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, roughly half way between the major cities of Mexico City and the Port of Acapulco; the Ana Paula Project centroid is defined by UTM Q14N, WGS84, 409,027.8E and 1,997,632.6N or by 99° 51’ 34.4 west longitude and 18° 3’ 55.2” north latitude. The Ana Paula Project lies within the Sierra Madre mountain range where topography can range from moderate to rugged with elevations varying from 900 m to over 1,460 masl. The Balsas River, which divides the Sierra Madre Mountains into north and south ranges flows just south of the project area.

The climate in the region is warm and humid, with temperatures ranging 17 to 45 degrees Celsius and average precipitation of 835 mm per year mostly occurring between June and October during a monsoonal wet season that is influenced by hurricanes from both the Atlantic and Pacific oceans. Seismic activity in the area is a design consideration.

The Company acquired Newstrike in an arrangement that closed on May 26th, 2015. With the arrangement, the Company acquired ownership of all of the issued and outstanding common shares of Newstrike; Newstrike is now a wholly-owned subsidiary of the Company.

Newstrike, through its Mexican operating subsidiary Minera, entered into an agreement to acquire a 100 percent interest in certain mineral rights and concessions from Desarrollos Mineros San Luis, S.A. de C.V. and Minera San Luis S.A. de C.V., wholly owned Mexican subsidiaries of Goldcorp for C$2,100,000 in cash and shares. In addition, the Company granted Goldcorp a three percent net smelter royalty (NSR). Newstrike will have the right, upon completion of an NI 43-101 feasibility study, to purchase one third of the NSR.

Newstrike controls surface access to 2019.41 hectares overlying and surrounding the Ana Paula exploration target area, where 1,025.33 hectares are owned outright and approximately 994.08 hectares are under contract in 63 separate ten year access agreements. Surface rights for a significant portion of planned mining disturbance and facilities is secured through a combination of Newstrike surface ownership and pending Ejido negotiations. JDS has not completed a detailed review of surface ownership.

The authors are unaware of any factors or risks that may affect access, title, or the right or ability to develop the Ana Paula Project.

Geology and Mineralization

Mineralization in the Guerrero Gold Belt (GGB) is characterized as a skarn porphyry mineralization related to an early Tertiary intrusive event. The Ana Paula Project is located along the northwesterly trend of the GGB where it straddles a boundary between two older tectonic sub-terranes; a volcanic-volcaniclastic arc assemblage to the west and a thick carbonate platform sequence overlain by younger marine deposits to the east.

The stratigraphy of both sub-terranes was deformed during the compressive Laramide orogeny and subsequently intruded by a ±62-66 million year calc-alkali magmatic event that is currently thought to be associated with the timing of mineralization responsible for the gold deposits and showings of the GGB.

In general four gold depositional settings are recognized at the Ana Paula Project, including:

1.	Quartz-sulphide and quartz-carbonate-sulphide veinlets, stockworks with sulphide clots and disseminations in both intrusions and hornfels.

2.	Narrow semi-massive sulphide contact replacement of limestone or hornfels/skarn at the intrusion contacts.

3.	Sulphide clots, rims and masses in narrow contact replacement of breccia hosted in intrusions at or near the sedimentary contacts and/or fault contacts (detachment faults).

4.

Associated with a sulphide constituent within breccia matrix and with sulphide replacement textures within structurally controlled breccia formed oblique to the dominant northerly trending westerly dipping stratigraphy.

The veinlets, stockwork, clots and disseminated mineralization, along with the contact replacement textures (settings 1, 2 and 3 above) are commonly observed contained within a sediment intrusive domain (SZ) that collectively make up a corridor of structurally controlled northerly trending and westerly dipping marine sediment and intrusive sill/dike stratigraphy that is host to a lower grade mineralization that has an undiluted composite average grade of 1.0 grams per tonne gold and 3.9 grams per tonne silver. The corridor includes at least two continuous horizons of mineralized intrusions with contact replacement mineralization separated by relatively barren rock that is dominantly limestone. Discontinuous mineralization may occur locally within the barren horizons.

The sediment intrusive-domain lies to the east of a predominantly intrusive domain composed of several different intrusive phases. The contact trends northerly and dips to the west at steep to moderate angles parallel to the structural stratigraphy of the sedimentary-intrusive domain, and is locally defined by a fault breccia.

Two discrete structurally controlled breccia bodies of irregular dimensions that are oblique to the trend of the sediment intrusive domain have been delineated in drill core. Both breccia bodies come to surface relatively close to each other and may share a common origin. One of these breccia bodies is described as the high grade Breccia Zone (B1) which intersects the SZ host rock, dipping at a high angle to the south.

The B1 Breccia zone includes a high grade core zone of brecciated rock (setting 4 above) that represents the intersection of at least two structural lineaments. This high-grade breccia is surrounded by an extensive and irregular mineralized halo hosted within the altered limestone and intrusion country rock belonging to the sediment-intrusion domain described previously. The orientation of the mineralized halo is dominantly controlled by the steeply dipping structural intersection (the fluid conduit) and partly controlled by stratigraphy, especially along contacts (settings 1 to 3 above). The second breccia body is described as the “Lower Grade Breccia” (“B2”) and mineralization is hosted by the intrusive domain, partly within oxidized intrusion and partly within (auto) brecciated intrusion (item 4) (setting 1). The mineralized zone is in fault contact with the footwall sedimentary-intrusive domain that hosts the high grade breccia. The B2 breccia tends to host lower grade gold mineralization. Table 1.1 lists averages grades of composites selected for metallurgical testing within the Breccia zones.

Table 1.1: Select Composite Grades within Breccia Zones

	Gold Grade (gm/tonne)	Silver Grade (gm/tonne)
B1 Breccia Zone	9.76	10
B1 Breccia Halo Zone	3.74	4.25
B2 Breccia Zone	0.93	5.06

Source: JDS(2016)

A second mineralized zone hosted within the intrusive domain, known as Tejocote, (pronounced as “teh ho cõtti”) lies to the southwest of the main Ana Paula deposit and consists of a mineralized intrusive body of coalescing dikes and sills separated by discontinuous altered sedimentary rock horizons. An extensive low grade mineralization has been identified at the surface and in core throughout this area that is dominantly disseminated within the intrusion(s) with some contact replacement observed (settings 1 and 2 above). Exploration of the intrusive domain is still underway and insufficient information is available to calculate average grades.

Exploration and Drilling

Drill holes AP-05-01 through AP-12-130, comprising a total of 130 diamond core drill holes aggregating 67,942.8 m and containing 45,512 assay intervals, formed the basis of Newstrike’s initial 2013 resource estimate technical report. The report is available on SEDAR at www.sedar.com. Drill hole collar and assay data for the first 130 drill holes included in the initial resource database are available in that report.

Drilling for the updated resource was completed on November 18, 2013 with an additional 45,844.61 m of core drilling in 100 delineation and exploration drill holes from AP-12-131 to AP-13-230, aggregating 37,158 new sample intervals collected for geochemical assay. All results from AP-05-01 through AP-14-230 form the basis of the updated resource and preliminary economic assessment that is the subject of the Ana Paula Report, incorporating a total of 110,099.88 m drilled in 230 diamond core drill holes and aggregating results from 82,670 downhole drill sample intervals with an average length of 1.4 m, where effectively all are assayed for gold and silver.

Since exploration began in 2010, a total of 96,045 samples have been collected from road cuts, outcrop chip and channel samples, stream and soil samples, and from drill core including blanks and standards. In addition, various samples for metallurgy, density measurements and quality assurance and quality control (“QAQC”) were collected for geochemical assay, Table 9-1. Results from the ongoing surface exploration indicate that alteration and mineralization remain open in several directions and at depth. Continuing exploration with surface mapping, ground geophysics, compilation of existing data and drilling is warranted based on results to date.

Metallurgy

The Ana Paula Project has undergone a number of metallurgical studies covering a range of process options. The majority of gold and silver values in the Ana Paula Project materials appear to be in close association with sulfides and as liberated particles of electrum. This allows the metal values to be concentrated by flotation or gravity and leachable by conventional methods. Testwork has included all the major refractory processing methods including roasting, autoclave, and Albion™. Conventional process methods including flotation testing and gravity concentration followed by cyanidation, whole-rock leaching, diagnostic leaching, and heap leaching, were also studied. Basic testwork defining some cyanidation parameters are included with the leach studies, and bond work indices were conducted on some of the rock types. More detailed work is recommended for the next phase of engineering.

The proposed Ana Paula Project flowsheet which consists of sulfide concentration and cyanide leaching was based on the results of testwork performed by ALS, Report KM4097, on a year 1-4 composite sample. This work was considered the most reliable for use as a basis in designing a processing plant and superior to whole-rock leaching based on the reagent consumption. While whole-rock leaching produced similar recovery results to the flotation/leaching of concentrates, a comparison of the operating reagent costs did show the flotation system as more economically favorable. Additional test work to confirm the reagent consumptions is recommended in the next phase of engineering to optimize the process.

The results of the composite tests showing the first four years of production seem to correlate with the previous testwork, showing similar flotation results in terms of mass pull, and leaching results reported by SGS. The flowsheet is based on leaching a rougher concentrate however additional work is needed to confirm design parameters and reagent consumptions. This work is included in the proposed next phase of engineering. The work index chosen as a basis for design was a single composite sample which gave a BWi of 19.8 kWh/tonne. This index is high and because it is based on a single sample should be considered conservative.

Mineral Resource Estimate

The Ana Paula Project mineral resource estimate has an effective date of August 8, 2014 and was developed using an updated mineral resource model based on 223 drill holes (within the block model limits), an updated geologic interpretation, metallurgical recovery data discussed in Section 13, updated costs provided by JDS and a geotechnical study by Steffen, Roberts & Kirsten Consulting of Denver, Colorado (“SRK”), which was completed in late November, 2012 (Ross-Brown, Levy, 2012). The deposit has been modeled using an inverse distance squared operator applied to 5 m gold and silver drill hole composite lengths which respected lithology units. Model blocks are classified as measured, indicated or inferred based on kriging variance, the number of holes inside the search ellipsoid and distance from the closest hole. Tonnages are estimated using the average of the density data by lithology.

Table 1.2 is a summary of the input parameters to define the portion of the mineral inventory which falls within a resource shell and thus tabulated as the mineral resource. A summary of the mineral resource is presented in Table 1.3, tabulated at an internal cut-off of 0.46 g/t gold equivalent (AuEq). The calculation of AuEq includes the gold and silver prices and recoveries presented in Table 1.3. AuEq equals Au + 0.011 x Ag.

Table 1.2: Input Parameters to Define the Mineral Resource Open Pit Shell Geometry

	Process Recovery	Metal Price
Gold Price	80%	$1450/oz
Silver Price	55%	$23/oz
Costs:
Process	$15.60/t
G&A	$1.65/t
Mining	$1.85/t, plus $0.02/t per bench below 900m elevation
Pit overall slope angles	55 degrees on west
45 degrees on all others

Table 1.3: Summary of the Mineral Resource

Category	Tonnage & Grades >= 0.46 g/t AuEq Cutoff				Contained Ounces (000’s)
	Ktonnes	AuEq, g/t	Au, g/t	Ag, g/t	Gold	Silver
Measured	22,767	1.661	1.608	4.9	1,177	3,587
Indicated	18,243	1.229	1.163	5.95	683	3,489
Sum M&I	41,010	1.469	1.41	5.37	1,859	7,076

Inferred	1,904	1.233	1.113	10.85	68	664

Mineral Reserve Estimate

JDS has not developed a mineral reserve estimate for the Ana Paula Project as part of this PEA. Significant additional data collection and technical work is required to elevate the technical confidence of the project to a level consistent with mineral reserve estimation, in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended”, NI 43-101, 2014.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized.

JDS is not aware of any previous mineral reserve estimates on the Ana Paula Project deposit that have been completed in accordance with an international reporting code.

Mining

The Ana Paula Project will be mined by open pit methods using conventional truck and shovel production equipment. Pit optimization and mine planning was carried out on the basis to support a plant capacity of 6000 tonnes-per-day, using measured, indicated and inferred resources provided by IMC. The project life will extend over a period of 10 years, including one year of waste rock pre-stripping followed by 9-years of production operations as shown in the mine production schedule provided in Table 1.4.

All mine equipment is modelled as provided by contractors. Total material movement peaks at approximately 9.5 million tonnes per year, which requires a modest production fleet of up to 5 conventional 90-tonne class haul trucks, 1 each 12.5 m3 class hydraulic shovel for primary use and 1 each 12.5m 3 class wheel loader for backup. Drilling can be completed with a single rotary machine capable of drilling 200 mm diameter holes.

Table 1.4: Mine Production Schedule by Year

Year	Resources to the Mill				Waste (Mt)	Rehandle (Mt)	Total EXPIT (Mt)	S.R. (W:O)
	Tonnes (Mt)*	AuEq (g/t)	Au (g/t)	Ag (g/t)
-1					6.65	0.00	7.27	10.73
1	2.16	2.18	2.06	11.48	7.93	0.47	9.82	4.18
2	2.16	2.50	2.43	6.40	6.26	0.00	9.47	1.95
3	2.16	3.28	3.20	7.18	5.57	0.00	9.33	1.48
4	2.16	2.93	2.80	12.29	7.63	0.67	9.27	4.64
5	2.16	2.14	2.08	5.71	8.03	1.18	9.24	6.65
6	2.16	1.67	1.63	4.08	3.43	0.25	5.62	1.57
7	2.16	2.59	2.56	3.36	0.52	0.00	2.77	0.23
8	2.16	1.56	1.51	4.88	0.10	1.17	1.08	0.10
9	0.47	0.68	0.62	5.51	0.00	0.47	0.00	0.00
Total	17.75	2.31	2.24	6.89	46.11	4.22	63.86	2.60

*The reader is cautioned that inferred resources included in the mine production schedule are considered too speculative geologically to have economic considerations applied to them and there is no certainty that inferred resources will ever be upgraded to a higher category.

Source: JDS(2016)

During the mine life, two stockpiles will be required to manage the mill throughput and to smooth out peaks in the strip ratios in years 4 and 5. The first stockpile will contain approximately 2.6 million tonnes of material above a 0.72 g/t AuEq, cutoff which will be rehandled and processed throughout the mine life. The second stockpile will contain approximately 1.6 million tonnes of marginal grade for material ranging between 0.64 g/t and 0.72 g/t AuEq which is processed at the end of the mine life.

Underground mining was not considered for this PEA at the time of this study, which warrants further investigation.

Mine Rock Management

Rock management facilities (“RMF”) will be constructed during operations in various locations surrounding the open pit. As required, material pre-stripped in year -1 will also be used for tailing management facility (“TMF”) embankment construction. The various RMF will be designed at later stages to be reclaimed concurrent with operations to reduce ultimate liability upon mine closure.

In pre-production 6.6 million tonnes of mine rock and 0.6 million tonnes of mill-feed will be pre-stripped. Life-of-mine (“LOM”), a total of 46 million tonnes of mine rock will be moved at a strip ratio of 2.6 to 1.

Recovery Methods

Several recovery methods were evaluated to process the mineralized materials at the Ana Paula Project. Although alternative process options may be potentially viable after subsequent testwork, the most economical method of extraction for this PEA was determined to be flotation concentration followed by cyanide leaching to produce a doré on site.

The major unit operations consist of: crushing followed by closed circuit ball mill and gravity concentration. Cyclone overflow reports to flotation and flotation concentrates are reground before entering an oxidation preparation stage. Oxidation is followed by carbon-in-leach for 48 hours. Gold is collected on carbon which is separated from the pulp, stripped, and precious metals recovered by electrowinning. Leached slurry will be detoxified before reporting to the tailings impoundment Mill throughput is designed at 6,000 tonnes per operating day. The plant is expected to achieve an average recovery to doré of 75 percent for gold and 50 percent for silver.

The plant is provided with basic utilities, air and water systems, and a fire water system. Tailings are thickened and stored in a conventional tailings management facility. Process water is recovered to a separate process water tank.

Project Infrastructure

The site is currently accessible for light vehicle traffic and intermittent heavy loads via a gravel roadway from the town of Cuetzala del Progreso. During mine construction and operations, an existing gravel road north of the site would be improved to enable access for larger loads to site especially during plant construction and equipment mobilization.

This same mine access road is connected to Mexico Highway 51, a paved and improved roadway which provides mine access to the Mexico highway system and capacity for large heavy loads either west from Mexico City via Iguala, or east from the port of Acapulco. Iguala is the nearest major city, however does not have a commercial jet airport. Air service is available from Mexico City, Acapulco or Cuernavaca.

A lined tailings storage facility has been located, preliminarily sized and costed to facilitate the tailings anticipated to result from processing the 17.8 million tonnes of mineralized material to be processed. Additional volume for storm water runoff, surge, and wave action have been incorporated into the design as freeboard for the tailings storage facility. The tailings storage facility will cover an area of approximately 392,000 m2 or 39.2 hectares.

The rock management facility has been sized for approximately 46 million tonnes of mine rock based on the mine production schedule. The rock management facility has been located adjacent to the pit with impacted runoff being captured by the downstream located tailings storage facility. This enables the contact runoff water to be controlled and utilized as process water if required.

The mine support facilities and process plant will be situated roughly one km southeast of the pit area and one km northwest of the tailings storage facility. In order to avoiding steep terrain in the area a location for the primary crusher at the plant was chosen which is 85 meters vertically higher than the pit crest. This rather large elevation gain between pit crest and primary crusher will require attention to ramp design as it exits the pit.

Support and ancillary buildings include a covered, but not fully enclosed equipment maintenance shop, administration office building, mobile security trailer, fuel storage/dispensing system, truck scale, and warehouse. Certain additional facilities may be brought in by the mining contractor. The mine scenario evaluated here includes the construction of an on-site camp. Security issues and effectively expanding the region or area from which skilled labor can be drawn to this mine will be enhanced by having a camp enabling the housing of workers at the site.

Line power is available within approximately 1.5 km of the plant site. The power line planned to be tied into supplies power at 115 kV and is reported by the Federal Power Agency in Mexico (“CFE”) to have sufficient capacity for the estimated +/-10 megawatt anticipated loading for the site. Once delivered to a new, yet to be constructed substation proximal to the mill, the power will be stepped down to 25 kV for site-wide distribution and to 4160 Vac for the larger motor loads. A site visit by CFE is required to obtain written confirmation that power is secured and is the next steps in this area.

The average fresh water usage for the project is estimated to be 2400 gallons per minute. Water is planned to be obtained from groundwater sources through a series of well clusters. Mexico recognizes water as a national resource and regulates its use. A water concession will need to be granted by the Mexican water agency, Comisión Nacional del Agua (“CAN”), based on a permit application. The permit application will need to be supported by a technical study demonstrating that water availability and sufficient quantity exist in the area.

The next phase of the investigation recommended is a preliminary hydrologic study that would include verifying the proposed groundwater source locations and conducting a field program to characterize aquifer characteristics and water quality and quantity to support the proposed water supply requirements and the environmental baseline study.

Environmental Considerations

As yet, no formal baseline characterization studies have been conducted for the project. Baseline studies will be required prior to submittal of environmental permit documents. No known environmental condition exists that would preclude development of the project.

Capital Costs

During the two-year pre-production period, the initial capital costs amount to $121,700,000. This includes costs for site detailed engineering, stationary mine equipment, facility construction, processing plant, tailings facility, etc. (Table 1.5) .

Sustaining and closure capital cost estimates amount to $53,200,000 with a majority of these costs attributed to the tailings facility, capitalized stripping, and reclamation. A 20 percent contingency is applied to all capital. Details on the capital costs can be found in Section 21 of the Ana Paula Report.

Table 1.5: Initial Capital Costs

Capital Costs	Pre-Production ($M)	Sustaining/Closure ($M)	LOM ($M)
Capitalized Stripping	15.2	12.3	27.5
Contractor Mob/Demob	0.4	0.4	0.8
Crushing and Handling	1.6	0	1.6
Process Plant	25	1.5	26.5
General Site & Utilities	5.1	0.3	5.4
Laboratory	0.2	0.2	0.4
Construction Camp	0.6	0	0.6
Camp Site (Operations)	1.5	0.3	1.8
Administration Facilities	0.2	0.2	0.4
Tailings Facility	13	14.6	27.6
Electrical Supply & Distribution	4.6	0.2	4.8

Water Supply & Distribution	1.8	0	1.8
Royalty Purchase	2.8	0	2.8
Reclamation/Closure	0	14.4	14.4
Indirects	14	0	14
EPCM	11.3	0	11.3
Owners Costs	4.4	0	4.4
Subtotal	101.8	44.3	146.1
Contingency (20%)	19.8	8.9	28.7
Total Capital Costs	121.7	53.2	174.8

Source: JDS(2016)

Operating Costs

LOM operating costs amount to $425,800,000 or an average unit cost of $23.98/t milled. A breakdown of these costs is outlined in Table 1.6. Cost were adjusted from the original PEA relative to the Mexican Peso versus US dollar exchange rate. Cost categories affected were labour, power, diesel, and ANFO costs. Labor burden was also adjusted to be consistent across all departments.

Table 1.6: Operating Costs

Operation	Unit	Cost Per Ton Milled
Mining‡	$/t processed	$6.00
Rehandle*	$/t processed	$0.12
Processing	$/t processed	$15.52
G&A	$/t processed	$2.34
Total Operating Costs	$/t processed	$23.98

‡Mining Cost is based on $2.10/t mined
*Rehandle Cost is based on $0.50/t rehandled
Source: JDS(2016)

Economic Analysis

An engineering economic model was developed to estimate annual cash flows and sensitivities of the Ana Paula Project. Pre-tax estimates of project values were prepared for comparative purposes, while after-tax estimates were developed to approximate the true investment value. It must be noted that tax estimates involve many complex variables that can only be accurately calculated during operations and, as such, the after-tax results are approximations to represent an indicative value of the after-tax cash flows of the Ana Paula Project.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized.

The results of the economic analysis are shown in Table 1.7.

Table 1.7: Results of the Economic Analysis

Summary of Results	Unit	Value
Mine Life	Years	8
Total Resource	M tonnes	17.8
Total Waste	M tonnes	33.6
Total Capitalized Waste	M tonnes	12.5
Total Mined	M tonnes	63.9
Strip Ratio	w:o	2.6
Mining Rate	ktpd	23.4
Plant Throughput	ktpd	6
Pre-Strip/Capitalized Waste	M tonnes	12.5
Average Head Grades
Au	g/t	2.24
Ag	g/t	6.89
Payable Metal
Au	LOM k oz	957
	k oz/yr	116
Ag	LOM k oz	1,961
	k oz/yr	239
NSR (Net of Royalties)	$M	1,152
	$/t processed	64.88
Operating Costs	$M	425.8
	$/t processed	23.98
Au Cash Cost	$/Au oz	470.4
Au Cash Cost (Net of By-Product)	$/Au oz	441.72
Capital Costs
Pre-Production Capital	$M	101.8
Pre-Production Contingency	$M	19.8
Total Pre-Production Capital	$M	121.7
	$/t processed	6.85
Sustaining & Closure Capital	$M	44.3
Sustaining & Closure Contingency	$M	8.9
Total Sustaining & Closure Capital	$M	53.2
	$/t processed	2.99
Total Capital Costs Incl. Contingency	$M	174.8
	$/t processed	9.85
Working Capital	$M	6.9
Pre-Tax Cash Flow	$M	551.2
Taxes	$M	206.2
After-Tax Cash Flow	$M	345
Economic Results

Summary of Results	Unit	Value
Pre-Tax NPV5%	$M	407.5
Pre-Tax IRR	%	58.80%
Pre-Tax Payback	Years	1.6
After-Tax NPV5%	$M	247.8
After-Tax IRR	%	42.50%
After-Tax Payback	Years	2.1

Source: JDS(2016)

Sensitivity analyses were performed on the base case economics to determine which factors most affected the project performance. The analysis revealed that the project is most and equally sensitive to metal prices and head grades, followed by operating costs.

Figure 1.1: Sensitivity Results for Base Case Scenario

Conclusions

It is the conclusion of the Qualified Persons preparing the Ana Paula Report that the information contained within adequately supports the positive economic results obtained for the Ana Paula Project. The project contains 17.8 million tonnes of gold-bearing sulphide mineralization that can be mined by open pit methods and recovered using common processing methods consisting of gravity, flotation, and cyanide leaching of flotation concentrates. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment will be realized.

The resource mined in the PEA base case is 97% measured and indicated and three percent inferred.

As demonstrated by the information contained in the Ana Paula Report, the Ana Paula Project demonstrates potential for economic development and should proceed to the next level of evaluation; either a pre-feasibility or feasibility study stage.

The Company has identified anomalous gold at surface in association with limestone, hornfels, intrusive rocks and breccia beyond the current pit shape that are consistent with existing mineralization at the Ana Paula Project and comparable with other known deposits of the GGB. Results from drilling, mapping and surface geochemistry indicate that mineralization within the Ana Paula Project deposit continues to remain open in several directions including at depth that merits follow up exploration and drilling.

Recommendations

The Ana Paula Project should advance to a preliminary feasibility study (“PFS”) in alignment with the Company’s desire to develop the resource. This study would encompass:

  Metallurgical testwork described herein to optimize the process flowsheet and quantify operating parameters and reagent consumptions.

  Geotechnical drilling and data collection to for pit slope design and stability analysis of TSF and MRF.

  More detailed mine planning based on geotechnical data, and a tradeoff between owner vs. contract mining.

  MRF design based on results of geochemical and geotechnical information.

  Generate a water balance.

It is recommended that environmental baseline studies and a socio-economic program also be initiated as soon as practical. The proposed environmental characterization studies are included as part of the proposed budget. However, other responsibilities more typically associated with environmental permitting and developing sustainable community relations are not encompassed within the PFS budget as they are normally considered and executed separately.

Further action with CFE to schedule a site visit and formally secure line power should be initiated immediately. Further hydrologic study to identify water resources and make application for their use is a priority task. Geochemical characterization of mine rock and tailings must be completed to generate a basis for further engineering of storage methods and design.

Other Mineral Properties

The Company has title to the Patricia, Norma, La Pima and Los Carlos claims located in the state of Sonora, Mexico. The Company also has title to the Ejutla property in Oaxaca Mexico which was acquired pursuant to the Plan of Arrangement with Newstrike. No exploration was performed on these properties during 2016. The Company will conduct further exploration on these properties if resources allow.

DIVIDENDS

The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

CAPITAL STRUCTURE

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares of which 355,628,602 common shares were issued and outstanding as at December 31, 2016 and 355,628,602 common shares are currently issued and outstanding. The holders of common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the common shares are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the common shares are entitled to receive the remaining property and assets of the Company.

Convertible Preference Shares

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares without par value, none of which were issued and outstanding during the year ended December 31, 2016 and none of which are currently issued and outstanding.

Options

As at December 31, 2016, the Company had the following outstanding options pursuant to the Stock Option Plan adopted by the Company’s board of directors on May 24, 2016. These options are exercisable into common shares.

Number of Options	Exercise Price	Issue Date	Expiry Date
1,600,000	C$2.56	January 26, 2012	Jan. 26, 2017
75,000	C$2.15	August 20, 2012	August 20, 2017
300,000	C$2.74	September 28, 2012	September 28, 2017
1,500,000	C$1.25	December 18, 2013	December 18, 2018
1,400,000	C$2.00	August 6, 2014	August 6, 2019
1,100,000	C$1.03	December 31, 2014	December 31, 2019
1,150,000	C$0.75	May 8, 2015	May 7, 2020
1,600,000	C$0.76	May 26, 2015	May 26, 2020
800,000	C$0.25	November 5, 2015	November 5, 2020
1,275,000	C$0.29	November 5, 2015	November 5, 2020
2,550,000	C$0.33	June 1, 2016	June 1, 2021
2,205,000(1)	C$0.78	May 26, 2015	June 27, 2020
643,500(1)	C$0.65	May 26, 2015	November 29, 2020
315,000(1)	C$1.50	May 26, 2015	March 21, 2021
315,000(1)	C$0.96	May 26, 2015	May 20, 2021
1,026,000(1)	C$3.12	May 26, 2015	August 10, 2021
17,854,500

Notes:
(1) Newstrike options converted to options in the Company as of May 26, 2015.

As of the date of this AIF 1,600,000 options issued on January 26, 2012 at an exercise price of C$2.56 expired; a further 1,200,000 options were issued on January 16, 2017 at an exercise price of C$0.44 with an expiry date of January 16, 2022; and a further 600,000 options were issued on March 13, 2017 at an exercise price of $0.47 with an expiry date of March 13, 2022.

Warrants

As at December 31, 2016, the Company had the following outstanding warrants issued in the capital of the Company and the same number of warrants are outstanding as at the date of this AIF.

Number of Warrants	Exercise Price	Issue Date	Expiry Date
10,000,0000	C$0.35	October 19, 2015	October 19, 2017
18,200,000	C$0.70	November 30, 2016	May 30, 2018

MARKET FOR SECURITIES

Effective November 4, 2011 the Company’s common shares were listed for trading on the NYSE MKT under the symbol “TGD”. Effective March 23, 2011 the Company’s common shares were listed and posted for trading on the TSX under the symbol “TMM”. Prior to March 23, 2011, the Company’s common shares were listed and posted for trading on the TSX-V under the symbol “TMM”. The following table gives the monthly trading ranges for the Company’s common shares and the number of common shares traded (“Volume”) on the TSX:

Trading Price and Volume
TSX

2016	High C$	Low C$	Close C$	Volume
January	0.210	0.105	0.190	15,526,225
February	0.335	0.170	0.320	28,686,262
March	0.365	0.275	0.295	23,395,313
April	0.560	0.280	0.530	22,711,986
May	0.550	0.300	0.345	27,196,745
June	0.490	0.330	0.475	19,076,156
July	0.750	0.485	0.670	32,843,707
August	0.800	0.550	0.560	27,901,215
September	0.710	0.550	0.610	23,945,001
October	0.650	0.550	0.600	10,440,502
November	0.670	0.425	0.445	24,514,284
December	0.480	0.370	0.415	16,534,131

ESCROWED SECURITIES

None of the Company’s securities are held in escrow.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table provides the names, municipalities of residence, position, and principal occupations of each of the directors and executive officers as of the date hereof. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our articles and applicable law to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director.

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
DIRECTORS
Mark Backens(4)(6) Vancouver, British Columbia Canada Director and Interim CEO	May 26, 2015	Corporate Director; Corporate Development and Mining Consultant (February 2013 to present); Company’s Interim Chief Executive Officer (October 2015 to Feb 2017); Director of Investment Banking - Mining for Scotia Capital (January 2006 to January 2013).
George Brack(2)(3)(5) Vancouver, British Columbia Canada Director	July 31, 2014	Corporate Director.
Bryan A. Coates(2)(6) Saint-Lambert, Quebec Canada Director and Chair of the Board	July 31, 2014	President of Osisko Gold Royalties Ltd. (July 2014 to present); Vice-President Finance and Chief Financial Officer Osisko Mining Corp. (2007 to 2014).
Anthony Hawkshaw(1)(3)(5) Vancouver, British Columbia Canada Director	July 31, 2014	Corporate Director.
Stephen Lang(3)(4)(5) Columbia, Missouri USA Director	July 31, 2014	Corporate Director (2012 to present); President and Chief Executive Officer of Centerra Gold Inc. (2008 to 2012).
Paula Rogers(1)(2)(5) Vancouver, British Columbia Canada Director	August 3, 2011	Corporate Director; Chief Financial Officer of Castle Peak Mining Ltd. (2010 to 2014).
José Vizquerra(2)(4) Toronto, Ontario Canada Director	November 27, 2013	Executive Vice President of Strategic Development and Director of Osisko Mining Corp.
OFFICERS
Arturo Bonillas Hermosillo, Sonora Mexico President	March 17, 2005	Company’s President since its inception in 2005.
Miguel Bonilla Hermosillo, Sonora, Mexico Vice-President Finance Mexico	November 12, 2009	Company’s Vice-President Finance, Mexico; the Company’s comptroller since its inception in 2005.

Name, Municipality of Residence and Position with the Company	Director/Officer Since	Principal Occupation for the Past Five Years
Miguel Soto Hermosillo, Sonora Mexico Vice President Exploration	September 2005	Director of the Company (2005 to 2014); Chief Operating Officer of the Company (2005 to 2012); Vice President Exploration since July 2012.
Taj Singh Toronto, Ontario Canada Vice-President Engineering and Project Development	September 9, 2012	Company’s Vice-President Engineering and Project Development; Professional Engineer; Chartered Professional Accountant; formerly an Equity Research Analyst at Macquarie Capital Markets in Toronto.
Alex P. Tsakumis Richmond, British Columbia Canada Vice-President Corporate Development	November 12, 2009	Company’s Vice-President Corporate Development since November 2009.
Leslie Kapusianyk Vancouver, British Columbia Canada Corporate Secretary	June 28, 2012	Barrister and solicitor; Company’s Corporate Secretary since June 2012; Company’s Corporate Counsel since August 2008.

Notes:
(1)	Denotes a member of the Audit Committee of the Company
(2)	Denotes a member of the Compensation Committee of the Company
(3)	Denotes a member of the Corporate Governance and Nominating Committee of the Company
(4)	Denotes a member of the Technical Committee of the Company
(5)	Denotes a member of the Finance Committee of the Company
(6)

Effective February 1, 2017 Greg McCunn was appointed Chief Executive Officer and a director of the Company, Mark Backens resigned as Interim Chief Executive Officer of the Company and remained as a director.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at December 31, 2016, directors and executive officers, as a group, beneficially owned, directly, or exercised control over 4,813,100 common shares (not including common shares issuable upon the exercise of stock options or common shares issuable upon the exercise of share purchase warrants) of the Company, representing 1.35% of the then outstanding common shares.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, no director or executive officer of the Company, and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on March 10, 2015. The plan was confirmed on October 6, 2015.

Penalties or Sanctions

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors, executive officers and shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter. In addition, the Company’s Corporate Governance and Nominating Committee has developed, and the board of directors has adopted, guidelines which require all Company directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company, its promoters, directors and officers or other members of management of the Company or of any proposed promoter, director, officer or other member of management as a result of their outside business interests except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not party to any legal proceedings or regulatory actions except for the following:

Pursuant to the 2007 acquisition agreement under which the Company acquired the San Francisco Property (the “Acquisition Agreement”), the Company purchased certain mining equipment and buildings from a Mexican vendor for $4,025,000. The balance outstanding at December 31, 2016 was $1,725,000. The balance remains unpaid due to continuing mutual deferrals between the Company and the vendor. The Company signed a promissory note in favour of the vendor in the amount of $1,725,000 on April 18, 2007.

During the year ended March 31, 2011, an order was issued by the Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Acquisition Agreement to SAT rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. In January 2011, the order was overturned by a Mexican tax court, and was subsequently appealed by SAT. In May 2011, a Mexican appellate court judgment was issued confirming that the garnishment order had been imposed by SAT with insufficient legal support, and the Company started an administrative process to release the MXP 21,047,000 ($1,811,000) of previously restricted funds. The funds were released from restrictions on July 5, 2011. The liability under the promissory note in favour of the vendor remains outstanding; however, the Company has received legal advice not to pay the amount to the vendor while the garnishment order remains outstanding. The vendor has obtained a court order to collect on the promissory note and to place a lien on seven of the San Francisco Project concessions. The Company has appealed the order.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director, executive or insider of the Company, or associate or affiliate of them, has any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction that has materially affected, or will materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Company is Computershare Trust Company of Canada of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by the Company within the year ended December 31, 2016, or before that period but are still in effect:

1.	Stock Option Plan dated May 24, 2016 and the granting of stock options thereunder to directors, officers, employees and consultants of the Company;

2.

Asset Purchase Agreement dated May 11, 2016 among the Company, Molimentales, Candelaria Mining Corp. and Grupo Minero Candelaria S.A.P.I de C.V. with respect to the disposition by the Company of the Caballo Blanco Project;

3.

Underwriting Agreement dated November 16, 2016 among the Company, RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., PI Financial Corp., Scotia Capital Inc. and TD Securities Inc. with respect to the bought deal offering of 36,400,000 units at a price of C$0.55 per unit.

TECHNICAL INFORMATION

The Company has included “scientific and technical information” concerning material mineral projects of the Company (“Technical Information”) in this AIF.

Taj Singh, M.Eng, P.Eng, CPA, a Qualified Person under NI 43-101 and the Vice President of Engineering and Project Development of the Company, has approved the Technical Information disclosed regarding the San Francisco Property and the Ana Paula Project contained in this AIF.

INTEREST OF EXPERTS

In November 2016, the Company filed the San Francisco Report prepared by Micon. The San Francisco Report is dated November 25, 2016 with an effective date of July 1, 2016. The Independent Qualified Persons (as defined by National Instrument 43-101) responsible for the San Francisco Report are William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM (CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. of Micon.

Messrs. Lewis, San Martin, Verma and Gowans and Micon, are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates.

In November 2016, the Company filed the Ana Paula Report. The Ana Paula Report is dated November 24, 2016 with an effective date of February 2, 2016. Originally prepared for Newstrike on October 29, 2014, the initial technical report was re-addressed to the Company following completion of the Arrangement in 2015. The Ana Paula Report presents the same data as the initial technical report except for the inclusion of the Plant pursuant to the Plant Acquisition described under the heading “Recent Developments”, reduction of the gold price to current levels, and updates to foreign exchange rates, major commodity prices, and minor adjustments to labour burden rates to make them consistent. The inclusion of the process plant acquisition warranted an update to the financial model. The Ana Paula Report was prepared by Michel Creek (P.E.), Tony Loschiavo (P.Eng.), Craig Gibson (P.Geo., Ph.D.), Kelly McLeod (P.Eng.), Herb Welhener, and Dawn Garcia (P. G.), all of whom are independent Qualified Persons as defined in NI 43-101.

Messrs. Creek, Loschiavo, and Welhener and Mses. McLeod and Garcia are not known to the Company to have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of the Company’s associates or affiliates. Mr. Gibson held common shares and options in Newstrike that, upon the acquisition of Newstrike by the Company were converted into 3,000 common shares and 508,500 options in the Company.

Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of British Columbia.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The text of the Company’s Audit Committee Charter is included as Appendix 1.

Composition of the Audit Committee and Relevant Education and Experience

The Company’s Audit Committee is comprised of Paula Rogers, Stephen Lang and Tony Hawkshaw, all of whom are “financially literate” within the meaning of applicable Canadian and U.S. securities laws. In the opinion of the Company’s Board of Directors, Ms. Rogers, Mr. Lang and Mr. Hawkshaw are “independent” within the meaning of applicable Canadian and U.S. securities laws, including Rule 10A-3 of the Exchange Act of 1934, as amended (the “Exchange Act”) and the rules of the TSX and NYSE MKT.

The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Company’s Board of Directors has determined that Paula Rogers and Anthony Hawkshaw are audit committee financial experts (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) and are independent, as that term is defined by the Exchange Act and the NYSE MKT’s corporate governance standards applicable to the Company.

The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, including without limitations for purpose of Section 11 of the Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Company’s Board of Directors in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Company’s Board of Directors.

A summary of the relevant education and experience of each member of the Audit Committee is included in the table below.

Committee Member	Relevant Education and Experience
Paula Rogers Director and Chair of Audit Committee Independent Financially Literate

Ms. Rogers received her Bachelor of Commerce degree from the University of British Columbia in 1990. She became a member of the Institute of Chartered Accountants of British Columbia in 1993. From 1990 to 1994, Ms. Rogers was with Deloitte & Touche LLP (now Deloitte LLP), Chartered Accountants. Ms. Rogers has over 20 years’ experience working for Canadian-based international public companies in the areas of treasury operations, tax planning and compliance, mergers and acquisitions and financial reporting. She has extensive experience in multi- million dollar financings in the Canadian and US bank and public debt markets. Ms. Rogers has served as an officer of other public companies including Vice-President, Treasurer of NYSE-listed Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd. and Silver Wheaton Corp. She currently serves on the board of NeutriSci International Inc. and Diversified Royalty Corp., where she also serves as the Chair of the Audit Committee.

Stephen Lang Director Independent Financially Literate

Mr. Lang has over 32 years of experience in the mining industry. He is a director of Centerra Gold Inc. and served as Centerra’s President and CEO from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Mr. Lang served as a director and Audit Committee member of Allied Nevada Gold Corp. from 2013 to 2015. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold’s Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation’s Fort Knox Mine in Fairbanks, Alaska. From 1981 to 1996, he held various positions with Santa Fe Pacific Gold Minerals Corporation.

Anthony Hawkshaw Director Independent Financially Literate

Mr. Hawkshaw has more than 30 years of experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru and is a former director, Chief Financial Officer and founding shareholder of Rio Alto Mining Ltd. Prior to joining Rio Alto, Mr. Hawkshaw was the Chief Financial Officer of Pan American Silver Corp. and Chariot Resources Ltd. He has also served as Chair of the Audit Committee of Caza Gold Corp. and is currently the Chair of the Audit Committee of Regulus Resources Inc.

Pre-approval policies and procedures

All related services provided by the Auditors, including non-audit services, are subject to pre-approval by the Audit Committee through established procedures. The Company’s Controller performing the functions of chief financial officer (“CFO”) discusses proposed non-audit related services to be performed by Deloitte LLP (“Deloitte”) with the Chair of the Audit Committee. If the amount is immaterial and will not otherwise interfere with the independence of the auditors, the Chair approves the services and the Controller performing the functions of CFO reports to the Audit Committee on these services at the next regularly scheduled Audit Committee meeting. If the amount of the proposed services is material, a special Audit Committee meeting is convened to discuss the proposed service and the pre-approval is put to a vote. Management regularly updates the Audit Committee on the services rendered by the Auditors.

The Audit Committee has reviewed other services provided by the Auditors and has determined that they do not interfere with the independence of the Auditors.

External auditor service fees

Deloitte has been the Company’s external auditor since January 2008. The aggregate fees billed for professional services rendered by Deloitte for the year ended December 31, 2016 and the year ended December 31, 2015 in Canadian dollars were as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Audit fees (1)	C$280,000	C$311,500
Audit related fees (2)	C$51,500	C$27,500
Tax fees (3)	C$nil	C$16,300
All other fees (4)	C$nil	C$nil
Total	C$331,500	C$355,300

Notes:

(1)

“Audit Fees” means the aggregate fees billed by the Company’s external auditor for audit and interim review services; $12,500 of the audit fees for the year ended December 31, 2015, relate to final billings for the audit for the year ended December 31, 2014.

(2)

“Audit Related Fees” means the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	“Tax Fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)

“Other Fees” means the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

ADDITIONAL INFORMATION

Additional information relating to the Company’s business is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the Company’s principal shareholders, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the management information circular prepared for the Annual and Special Meeting of Shareholders held on May 24, 2016, and available on SEDAR at www.sedar.com.

Additional financial information is provided in the Company’s financial statements and Management Discussion and Analysis for the Company’s most recently completed financial year and is available on SEDAR at www.sedar.com or on the Company’s website at www.timminsgold.com.

APPENDIX 1

TIMMINS GOLD CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

I.      Purpose and authority

The audit committee of the Company (the “Audit Committee”) is an advisory committee of the Board of Directors of the Company (the “Board”).

This charter (the “Audit Committee Charter”) is part of the Company’s Corporate Governance Manual for the Board’s strategic oversight of the Company and will be interpreted in the context of all Applicable Laws.

This Audit Committee Charter is a Board policy to guide the directors and officers in the governance of the Company. Although this Audit Committee Charter is intended to summarize legislative, regulatory or corporate obligations established by other documents and processes, it remains subject to the most current and binding legislative, regulatory and contractual obligations of the Company, and its directors and officers.

The Audit Committee is established by and among the Board for the primary purpose of assisting the Board in:

  Overseeing the integrity of the Company’s financial statements and the Company’s accounting and final reporting processes and financial statement audits.

  Overseeing the Company’s compliance with legal and regulatory requirements.

  Overseeing the registered public accounting firm’s qualifications and independence.

  Overseeing the performance of the Company’s independent auditor and internal audit function.

  Overseeing the Company’s system of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

  Overseeing the identification of the principal financial risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks.

Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Audit Committee should provide for open communication among the independent auditor, financial and senior management, the internal audit function, and the Board.

The Audit Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisors as necessary, to perform its duties and responsibilities.

1

In carrying out its duties and responsibilities, the Audit Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Audit Committee, for compensation to the independent auditor, to any advisors that the Audit Committee chooses to engage, and for payment of ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties including services of a non-executive secretary.

The Audit Committee will primarily fulfill its responsibilities by carrying out the activities enumerated in Section III of this Audit Committee Charter.

II.     Composition and meetings

The Audit Committee will comprise three or more directors as determined by the Board.

Each Audit Committee member must be independent as defined by NI 52-110.

All members of the Audit Committee must comply with all financial-literacy requirements as defined by NI 52-110, currently as having the ability to read and understand a set of financial statements of comparable breadth and complexity of issues reasonably expected to be raised in the financial statements of the Company, within a reasonable period of time following his or her appointment. To help meet these requirements, the Audit Committee will provide its members with annual continuing education opportunities in financial reporting and other areas relevant to the Audit Committee. At least one member will qualify as an “audit committee financial expert” as defined by the SEC and determined by the Board.

Audit Committee members will be appointed by the Board at the first Board meeting following each Annual General Meeting and from time to time thereafter to fill vacancies on the Audit Committee. An Audit Committee member may be removed or replaced at any time at the discretion of the Board.

The Board will designate the chair of the Audit Committee (the “Audit Committee Chair”). The Audit Committee Chair shall be responsible for the leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas, overseeing the preparation of briefing documents to circulate during the meeting as well as pre-meeting materials, and making regular reports to the Board. The Audit Committee Chair will also maintain regular liaison with the CEO, the CFO, the head of internal audit and the lead external audit partner.

The Audit Committee will meet at least quarterly, or more frequently as circumstances dictate. It is acceptable for members to participate by telephone or other electronic means. Each regularly scheduled meeting will conclude with an executive session of the Audit Committee absent members of management. As part of its responsibility to foster open communication, the Audit Committee will meet periodically with management, the head of the internal audit function, and the independent auditor in separate executive sessions.

Each of the Audit Committee Chair, members of the Audit Committee, the Board Chair, external auditors, CEO, CFO or secretary shall be entitled to request that the Audit Committee Chair call a meeting which shall be held within one week of receipt of such request.

The Audit Committee, through the Audit Committee Chair, shall report after each Audit Committee meeting to the Board at the Board’s next regular meeting. A copy of the minutes of each meeting of the Audit Committee shall be provided to each member of the Audit Committee, to each Director, to the CFO and to the external auditor in a timely fashion.

2

III.    Responsibilities and duties

To fulfill its responsibilities and duties, the Audit Committee will:

External auditors

1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor in preparing or issuing an audit report or performing other audit, review or attest services for the Company. The independent auditor must report directly to the Audit Committee.

2.	Obtain and review, at least annually, a report by the independent auditor describing:

a.	the firm’s internal quality control procedures;

b.

any material issues raised by the most recent internal quality control review or peer review of the firm, or any governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues; and

c.	all relationships between the independent auditor and the Company to assess the auditors independence.

3.

After reviewing the foregoing report and the independent auditor’s work throughout the year, the Audit Committee shall evaluate the auditors’ qualifications, performance and independence. This evaluation should include the review and evaluation of the lead audit partner and take into account the opinions of management and the Company’s personnel responsible for the internal audit function.

4.	Discuss with the external auditor, the audit partner rotation plan including the timing and process for implementing the plan to ensure the succession plan is set.

5.

Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of its subsidiaries. The Audit Committee may delegate to one or more independent members of the Audit Committee the authority to pre-approve non–audit services if the Audit Committee is informed of each pre-approval at the next scheduled Audit Committee meeting.

6.

Review the terms and conditions of the annual external audit engagement including, but not limited to, staffing, objectives and scope of the external audit work, materiality limits, audit reports required, areas of audit risk, performance timetable, and proposed fees and compensation.

7.

Oversee the work of the external auditors engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting, and including the review with the external auditors of the results of the annual audit examination including, but not limited to the following:

a.	any difficulties encountered, or restrictions imposed by management, during the annual audit;

b.	any significant accounting or financial reporting issues;

c.	the auditor’s evaluation of the Company’s system of internal accounting controls, procedures and documentation;

d.

the post-audit or management letter containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses; and

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e.	any other matters which the external auditors should bring to the attention of the Audit Committee.

8.	Hold timely discussions with the external auditor regarding the following:

a.	all critical accounting policies and practices;

b.

all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

c.	other material written communications between the independent auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

Internal audit

9.	Review and approve the internal audit annual audit plan and all major changes to the plan.

10.	Review and discuss with the internal auditor the scope, progress and results of executing the internal audit plan.

11.

Receive the requisite information from the internal auditor including a report on the key risks facing the Company and the status of significant findings and recommendations, and management’s responses.

12.	Periodically review, with the internal auditor, any significant difficulties, disagreements with management, or scope restrictions encountered in the course of the internal audit function’s work.

13.	Review and concur on the appointment, replacement, reassignment or dismissal of the head of internal audit, who shall have direct access to the Audit Committee.

14.	Review the annual performance of the internal audit function.

Risk management and controls

15.

Discuss the Company’s policies on risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

16.	Review with senior management the Company’s overall anti-corruption and anti-fraud programs and controls.

17.

Obtain reasonable assurance, by discussions with and reports from management and external auditors, that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

18.	Ensure that any noted deficiencies in internal controls are addressed in a timely fashion as well as assess whether any such deficiency warrants a more thorough evaluation of the system.

Disclosure

19.	Review the appropriateness of accounting policies and financial reporting practices used by the Company.

20.

Review major issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company.

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21.	Review any new or pending developments in accounting and reporting standards that may affect or impact on the Company.

22.	Discuss the key estimates and judgments of management that may be material to the financial reporting of the Company.

23.

Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

24.

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, and periodically assess the adequacy of those procedures.

25.

Satisfy itself that management has developed and implemented a system to ensure that the Company meets its continuous disclosure obligations, and receive regular reports from management and the Company’s legal advisors on the functioning of the disclosure compliance system, including any significant instances of non- compliance with such system, in order to satisfy itself that such system may be reasonably relied upon.

Financial results and reports

26.	Review, and recommend to the Board for approval as applicable, the following public disclosure documents:

a.	the quarterly financial statements, including Management’s Discussion and Analysis of Financial Condition and Results of Operations and related press release;

b.	the annual audited financial statements including Management’s Discussion and Analysis of Financial Condition and Results of Operations and related press release;

c.	the annual management information circular and proxy materials; and

d.	the annual information form.

27.

Review, and recommend to the Board for approval, all financial statements, reports of a financial nature, and the financial content of prospectuses or any other reports which require approval by the Board, including any report of management which accompanies published financial statements (to the extent such a report discusses the financial position or operating results) for consistency of disclosure with the financial statements themselves.

CEO/CFO certification

28.

Receive and review the CEO and CFO certificates to be filed under Section 302 and 906 of the Sarbanes-Oxley Act, as well as under the Canadian Securities Administrator’s National Instrument 52-109 certification of disclosure in issuers’ annual and interim filings, and inquire as to practices and procedures adopted to permit management’s assurance on the underlying controls.

Whistle-Blower program

29.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing or other matters and, for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing or other matters.

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Other responsibilities

30.

Reviewing regular reports from management and others (e.g. internal and external auditors) with respect to the Company’s compliance with laws and regulations having a material impact on financial reporting and disclosure, including:

a)	tax and financial reporting laws and regulations;

b)	legal withholding requirements;

c)	environmental protection laws and regulations; and

d)	other laws and regulations which expose Directors to liability.

31.	Reviewing the adequacy of the Company’s insurance coverage, including the Directors’ and Officers’ insurance coverage.

32.

Reviewing activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and ensuring that matters related to succession planning within the Company are raised for consideration at the Board level.

33.	Reviewing the compensation of directors and officers, including expenses and the use of the Company’s assets.

Review of Audit Committee mandate and performance

34.

On an annual basis the Audit Committee shall review and assess the adequacy of this Audit Committee Charter taking into account all applicable legislative and regulatory requirements as well as any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship and, if appropriate, recommend changes to the Audit Committee Charter to the Board for its approval.

35.

The Audit Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively and such assessments should be reported to the Board. The Audit Committee also shall discuss with the independent auditor the accountants observations related to the effectiveness of the Audit Committee.

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